FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended March 31, 2018 and
Report on Review of Interim Financial Information

Ernst &Young auditores Independentes

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s report on review of quarterly financial information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, which comprise the balance sheet as of March 31, 2018 and the related statements of income and comprehensive income for the three months period then ended, and the statements of changes in equity and cash flows for the three months period then ended, including other explanatory information.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) -– Demonstração Intermediária (“CPC 21 (R1)”) and International Accounting Standard IAS 34 - Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

A member firm of Ernst & Young Global Limited

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), consistently with the rules issued by the CVM.

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncements, the corresponding individual and consolidated figures related to the statement of financial position for the year ended December 31, 2017 and the corresponding interim financial information comprising the statements of profit or loss, of comprehensive income (loss), of changes in equity, cash flow statement and statement of value added (supplemental information) for the three-month period ended March 31, 2017, presented for comparison purposes, were adjusted and are restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three months period ended March 31, 2018, prepared under the responsibility of  the Company’s management, the presentation of which in the interim financial information is required by the rules issued by the CVM applicable to preparation of Quarterly Information Form (ITR), and considered as supplementary information under IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

São Paulo, April 26, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

A member firm of Ernst & Young Global Limited

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

A member firm of Ernst & Young Global Limited

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Operations	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2018 to 3/31/2018	8
1/1/2017 to 3/31/2017	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Operations	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2018 to 3/31/2018	16
1/1/2017 to 3/31/2017	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	34

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Number of Shares (thousand)	Current Quarter 3/31/2018
Share Capital
Common	99,680
Preferred	166,907
Total	266,587
Treasury Shares
Common	-
Preferred	233
Total	233

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2018	Previous Year 12/31/2017
1	Total Assets	21,781,000	22,863,000
1.01	Current Assets	7,887,000	9,079,000
1.01.01	Cash and Cash Equivalents	1,264,000	2,868,000
1.01.03	Accounts Receivable	999,000	681,000
1.01.03.01	Trade Receivables	683,000	428,000
1.01.03.02	Other Receivables	316,000	253,000
1.01.04	Inventories	3,010,000	3,042,000
1.01.06	Recoverable Taxes	323,000	360,000
1.01.07	Prepaid Expenses	186,000	86,000
1.01.08	Other Current Assets	2,105,000	2,042,000
1.01.08.01	Assets Held for Sale	2,069,000	2,009,000
1.01.08.03	Other	36,000	33,000
1.01.08.03.02	Others Assets	36,000	33,000
1.02	Noncurrent Assets	13,894,000	13,784,000
1.02.01	Long-term Assets	3,005,000	2,939,000
1.02.01.03	Accounts Receivable	504,000	527,000
1.02.01.03.01	Trade Receivables	42,000	80,000
1.02.01.03.02	Other Receivables	462,000	447,000
1.02.01.06	Recoverable Taxes	134,000	112,000
1.02.01.07	Prepaid Expenses	14,000	8,000
1.02.01.08	Related Parties	231,000	206,000
1.02.01.09	Other Noncurrent Assets	2,122,000	2,086,000
1.02.01.09.04	Recoverable Taxes	1,478,000	1,465,000
1.02.01.09.05	Restricted Deposits For Legal Proceedings	635,000	609,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	9,000	12,000
1.02.02	Investments	3,494,000	3,366,000
1.02.02.01	Investments in Associates and Subsidiaries	3,473,000	3,345,000
1.02.02.01.02	Investments in Subsidiaries	3.473.000	3.345.000
1.02.02.02	Investment Properties	21,000	21,000
1.02.03	Property and Equipment	6,209,000	6,286,000
1.02.04	Intangible Assets	1,186,000	1,193,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2018	Previous Year 12/31/2017
2	Total Liabilities	21,781,000	22,863,000
2.01	Current Liabilities	6,093,000	8,162,000
2.01.01	Payroll and Related Taxes	442,000	441,000
2.01.02	Trade payables	3,398,000	5,377,000
2.01.03	Taxes and Contributions Payable	215,000	228,000
2.01.04	Borrowings and Financing	1,210,000	1,223,000
2.01.05	Other Liabilities	826,000	891,000
2.01.05.01	Related Parties	427,000	387,000
2.01.05.02	Other	399,000	504,000
2.01.05.02.01	Dividends and interest on own capital payable	78,000	78,000
2.01.05.02.04	Utilities	17,000	14,000
2.01.05.02.05	Rent Payable	70,000	120,000
2.01.05.02.06	Advertisement Payable	34,000	23,000
2.01.05.02.07	Pass-through liabilities	11,000	14,000
2.01.05.02.08	Financing of property	14,000	95,000
2.01.05.02.09	Deferred Revenue	29,000	28,000
2.01.05.02.12	Other Accounts Payable	135,000	132,000
2.01.05.02.13	Customer loyalty programs	11,000	-
2.01.06	Provisions	2,000	2,000
2.02	Noncurrent Liabilities	5,350,000	4,513,000
2.02.01	Borrowings and Financing	3,647,000	2,876,000
2.02.02	Other Liabilities	826,000	803,000
2.02.02.02	Other	826,000	803,000
2.02.02.02.03	Taxes payable in installments	540,000	566,000
2.02.02.02.07	Other Accounts Payable	40,000	42,000
2.02.02.02.08	Provision For Losses on Investiments in Associates	246,000	195,000
2.02.04	Provisions	858,000	812,000
2.02.06	Deferred Revenue	19,000	22,000
2.03	Shareholders’ Equity	10,338,000	10,188,000
2.03.01	Share Capital	6,822,000	6,822,000
2.03.02	Capital Reserves	378,000	355,000
2.03.02.04	Stock Options	371,000	348,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserves	3,161,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	233,000	233,000
2.03.04.10	Expansion Reserve	2,714,000	2,728,000
2.03.04.12	Transactions with non-controlling interests	(93,000)	(94,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	36,000	(114,000)
2.03.08	Other comprehensive income	(59,000)	(49,000)

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date Current period 01/01/2017 to 03/31/2017
3.01	Net operating revenue	6,238,000	6,458,000
3.02	Cost of sales	(4,478,000)	(4,636,000)
3.03	Gross Profit	1,760,000	1,822,000
3.04	Operating Income/Expenses	(1,498,000)	(1,510,000)
3.04.01	Selling Expenses	(1,262,000)	(1,323,000)
3.04.02	General and administrative expenses	(177,000)	(190,000)
3.04.05	Other Operating Expenses	(195,000)	(128,000)
3.04.05.01	Depreciation and Amortization	(155,000)	(149,000)
3.04.05.03	Other operating expenses	(40,000)	21,000
3.04.06	Share of Profit of associates	136,000	131,000
3.05	Profit from operations before net financial expenses and income tax	262,000	312,000
3.06	Net Financial expenses	(119,000)	(166,000)
3.07	Income (loss) before income tax and social contribution	143,000	146,000
3.08	Income tax and social contribution	18,000	(8,000)
3.08.01	Current	(4,000)	(14,000)
3.08.02	Deferred	22,000	6,000
3.09	Net Income (loss) for the period from continued operations	161,000	138,000
3.10	Net Income (loss) for the period from discontinued operations	(11,000)	(18,000)
3.10.01	Net Income (loss) from Discontinued Operations	(11,000)	(18,000)
3.11	Net Income (loss) for the period	150,000	120,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.52935	0.42402
3.99.01.02	PN	0.58228	0.46643
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.52659	0.42402
3.99.02.02	PN	0.57786	0.46503

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date current period 01/01/2017 to 03/31/2017
4.01	Net income (loss) for the Period	150,000	120,000
4.02	Other Comprehensive Income	(10,000)	(40,000)
4.02.02	Foreign currency translation	(7,000)	-
4.02.04	Fair value of trade receivables	(4,000)	(53,000)
4.02.05	Income taxes related to other comprehensive income	1,000	13,000
4.03	Total Comprehensive Income for the Period	140,000	80,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date previous period 01/01/2017 to 03/31/2017
6.01	Net Cash Provided by (Used in) Operating Activities	(2,111,000)	(1,723,000)
6.01.01	Cash Provided by the Operations	323,000	304,000
6.01.01.01	Net Income (loss) for the Period	150,000	120,000
6.01.01.02	Deferred Income Tax	(22,000)	(6,000)
6.01.01.03	Losses (Gain) on Disposals of Property and Equipment	5,000	(12,000)
6.01.01.04	Depreciation/Amortization	166,000	160,000
6.01.01.05	Interest and Inflation Adjustments	97,000	196,000
6.01.01.07	Share of Profit of Subsidiaries and Associates	(136,000)	(131,000)
6.01.01.08	Provision for contingencies	50,000	(15,000)
6.01.01.10	Share-based Payment	7,000	5,000
6.01.01.11	Allowance for Doubtful Accounts	-	(1,000)
6.01.01.13	Allowance for Obsolescence and damages	(1,000)	(7,000)
6.01.01.14	Other Operating Expenses	10,000	(2,000)
6.01.01.15	Deferred Revenue	(3,000)	(3,000)
6.01.02	Changes in Assets and Liabilities	(2,434,000)	(2,027,000)
6.01.02.01	Accounts Receivables	(217,000)	(205,000)
6.01.02.02	Inventories	33,000	88,000
6.01.02.03	Recoverable Taxes	39,000	50,000
6.01.02.04	Other Assets	(200,000)	(111,000)
6.01.02.05	Related Parties	6,000	(81,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(17,000)	(6,000)
6.01.02.07	Trade Payables	(1,979,000)	(1,583,000)
6.01.02.08	Payroll and Related Taxes	1,000	(20,000)
6.01.02.09	Taxes and Social Contributions Payable	(58,000)	(105,000)
6.01.02.10	Provision for contingencies	(20,000)	(10,000)
6.01.02.12	Other Payables	(22,000)	(44,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(172,000)	(207,000)
6.02.01	Capital Increase/Decrease in Subsidiaries	-	(53,000)
6.02.02	Purchase of Property and Equipment	(147,000)	(134,000)
6.02.03	Purchase of Intangible Assets	(25,000)	(20,000)
6.03	Net Cash Provided by (Used in) Financing Activities	679,000	(1,366,000)
6.03.01	Capital Increase	-	4,000
6.03.02	Proceeds from borrowings and financing	1,213,000	800,000
6.03.03	Payments of borrowings and financing	(534,000)	(2,170,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,604,000)	(3,296,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,868,000	4,496,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,264,000	1,200,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 03/31/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Stock Options and Treasury Shares	Earnings Reserve	Retained Earnings Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	-	(18,000)	10,333,000
5.02	Prior Year Adjustments	-	-	-	(114,000)	(31,000)	(145,000)
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	(114,000)	(49,000)	10,188,000
5.04	Capital Transactions with Shareholders	-	23,000	(13,000)	-	-	10,000
5.04.03	Share-Based Expenses	-	14,000	-	-	-	14,000
5.04.07	Interest on Own Capital	-	-	(13,000)	-	-	(13,000)
5.04.08	Share-Based Expenses Subsidiaries	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	150,000	(10,000)	140,000
5.05.01	Net Income (loss) for the Period	-	-	-	150,000	-	150,000
5.05.02	Other Comprehensive Income	-	-	-	-	(10,000)	(10,000)
5.05.02.04	Foreing currency translation	-	-	-	-	(7,000)	(7,000)
5.05.02.07	Fair Value of Trade Receivables	-	-	-	-	(4,000)	(4,000)
5.05.02.08	Income Taxes Related to Other Comprehensive Income	-	-	-	-	1,000	1,000
5.07	Closing Balance	6,822,000	378,000	3,161,000	36,000	(59,000)	10,338,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 03/31/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000
5.02	Prior Year Adjustments	-	-	-	(75,000)	(20,000)	(95,000)
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	(75,000)	(20,000)	9,765,000
5.04	Capital Transactions with Shareholders	4,000	5,000	-	-	-	9,000
5.04.01	Capital Increases	4,000	-	-	-	-	4,000
5.04.03	Share-Based Expenses	-	3,000	-	-	-	3,000
5.04.08	Share-Based Expenses Subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	120,000	(40,000)	80,000
5.05.01	Net Income (loss) for the Period	-	-	-	120,000	-	120,000
5.05.02	Other Comprehensive Income	-	-	-	-	(40,000)	(40,000)
5.05.02.07	Fair Value of Trade Receivables	-	-	-	-	(53,000)	(53,000)
5.05.02.08	Income Taxes Related to Other Comprehensive Income	-	-	-	-	13,000	13,000
5.07	Closing Balance	6,815,000	336,000	2,718,000	45,000	(60,000)	9,854,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2018 to 03/31/2018	Year To Date Previous Period 01/01/2017 to 03/31/2017
7.01	Revenues	6,775,000	7,151,000
7.01.01	Sales of Goods, Products and Services	6,753,000	6,974,000
7.01.02	Other Revenues	19,000	-
7.01.03	Revenues from building of own assets	-	179,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	(2,000)
7.02	Products Acquired from Third Parties	(5,374,000)	(5,373,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,586,000)	(4,474,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(788,000)	(899,000)
7.03	Gross Value Added	1,401,000	1,778,000
7.04	Retention	(166,000)	(160,000)
7.04.01	Depreciation and Amortization	(166,000)	(160,000)
7.05	Net Value Added Produced	1,235,000	1,618,000
7.06	Value Added Received in Transfer	151,000	166,000
7.06.01	Share of Profit of Subsidiaries and Associates	136,000	131,000
7.06.02	Financial Revenue	26,000	53,000
7.06.03	Other	(11,000)	(18,000)
7.07	Total Value Added to Distribute	1,386,000	1,784,000
7.08	Distribution of Value Added	1,386,000	1,784,000
7.08.01	Personnel	735,000	760,000
7.08.01.01	Direct Compensation	466,000	493,000
7.08.01.02	Benefits	149,000	160,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	46,000	44,000
7.08.01.04	Other	74,000	63,000
7.08.02	Taxes, Fees and Contributions	175,000	504,000
7.08.02.01	Federal	98,000	287,000
7.08.02.02	State	35,000	150,000
7.08.02.03	Municipal	42,000	67,000
7.08.03	Value Distributed to Providers of Capital	326,000	400,000
7.08.03.01	Interest	156,000	216,000
7.08.03.02	Rentals	170,000	184,000
7.08.04	Value Distributed to Shareholders	150,000	120,000
7.08.04.01	Interest on shareholders' equity	14,000	-
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	136,000	120,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 01/01/2018 to 03/31/2018	Previous Year 01/01/2017 to 03/31/2018
1	Total Assets	45,416,000	47,707,000
1.01	Current Assets	30,611,000	33,016,000
1.01.01	Cash and Cash Equivalents	1,701,000	3,792,000
1.01.03	Accounts Receivable	1,181,000	885,000
1.01.03.01	Trade Receivables	857,000	618,000
1.01.03.02	Other Receivables	324,000	267,000
1.01.04	Inventories	4,758,000	4,822,000
1.01.06	Recoverable Taxes	573,000	596,000
1.01.07	Prepaid Expenses	231,000	112,000
1.01.08	Other Current Assets	22,167,000	22,809,000
1.01.08.01	Assets Held for Sale	22,133,000	22,775,000
1.01.08.03	Other	34,000	34,000
1.01.08.03.02	Others Assets	34,000	34,000
1.02	Noncurrent Assets	14,805,000	14,691,000
1.02.01	Long-term Assets	3,547,000	3,452,000
1.02.01.03	Accounts Receivable	698,000	722,000
1.02.01.03.01	Trade Receivables	42,000	80,000
1.02.01.03.02	Other Receivables	656,000	642,000
1.02.01.06	Recoverable taxes	147,000	125,000
1.02.01.07	Prepaid Expenses	51,000	43,000
1.02.01.08	Related parties	52,000	25,000
1.02.01.09	Other Noncurrent Assets	2,599,000	2,537,000
1.02.01.09.04	Recoverable Taxes	1,785,000	1,747,000
1.02.01.09.05	Restricted deposits for legal proceedings	788,000	762,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	26,000	28,000
1.02.02	Investments	188,000	177,000
1.02.02.01	Investments in Associates and Subsidiaries	167,000	156,000
1.02.02.02	Investment properties	21,000	21,000
1.02.03	Property and Equipment	9,150,000	9,138,000
1.02.04	Intangible Assets	1,920,000	1,924,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2018	Previous Year 12/31/2017
2	Total Liabilities	45.416.000	47.707.000
2.01	Current Liabilities	25,611,000	28,992,000
2.01.01	Payroll and Related Taxes	664,000	640,000
2.01.02	Trade Payables	5,511,000	8,128,000
2.01.03	Taxes and Contributions Payable	273,000	301,000
2.01.04	Borrowings and Financing	1,388,000	1,251,000
2.01.05	Other Liabilities	715,000	845,000
2.01.05.01	Payables to Related Parties	161,000	153,000
2.01.05.02	Other	554,000	692,000
2.01.05.02.01	Dividends and Interest on Capital Payable	78,000	78,000
2.01.05.02.04	Utilities	26,000	23,000
2.01.05.02.05	Rent Payable	77,000	128,000
2.01.05.02.06	Advertisement Payable	39,000	26,000
2.01.05.02.07	Pass-through liabilities	11,000	14,000
2.01.05.02.08	Financing Related to Acquisition of Assets	24,000	116,000
2.01.05.02.09	Deferred revenue	125,000	146,000
2.01.05.02.12	Other Payables	163,000	161,000
2.01.05.02.13	Loalty Programs	11,000	-
2.01.06	Provisions	3,000	3,000
2.01.07	Liabilities related to assets held for sale	17,057,000	17,824,000
2.02	Noncurrent Liabilities	6,535,000	5,674,000
2.02.01	Borrowings and Financing	4,102,000	3,337,000
2.02.02	Other Liabilities	835,000	814,000
2.02.02.02	Other	835,000	814,000
2.02.02.02.03	Taxes Payable in Installments	540,000	566,000
2.02.02.02.07	Other Payables	49,000	53,000
2.02.02.02.08	Provision for loss on investiments in associates	246,000	195,000
2.02.03	Deferred Taxes	424,000	394,000
2.02.04	Provisions	1,155,000	1,107,000
2.02.06	Deferred revenue	19,000	22,000
2.03	Consolidated Shareholders’ Equity	13,270,000	13,041,000
2.03.01	Share Capital	6,822,000	6,822,000
2.03.02	Capital Reserves	378,000	355,000
2.03.02.04	Stock Options	371,000	348,000
2.03.02.07	Capital Reserves	7,000	7,000
2.03.04	Earnings Reserves	3,161,000	3,174,000
2.03.04.01	Legal Reserve	457,000	457,000
2.03.04.05	Earnings Retention Reserve	233,000	233,000
2.03.04.10	Expansion Reserve	2,714,000	2,728,000
2.03.04.12	Transactions with Non-Controlling interests	(93,000)	(94,000)
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	36,000	(114,000)
2.03.08	Other Comprehensive Income	(59,000)	(49,000)
2.03.09	Non-controlling Interest	2,932,000	2,853,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date previous period 01/01/2017 to 03/31/2017
3.01	Net Operating Revenue	11,343,000	10,552,000
3.02	Cost of Sales	(8,796,000)	(8,134,000)
3.03	Gross Profit	2,547,000	2,418,000
3.04	Operating Income/Expenses	(2,266,000)	(2,110,000)
3.04.01	Selling Expenses	(1,739,000)	(1,699,000)
3.04.02	General and Administrative Expenses	(241,000)	(243,000)
3.04.05	Other Operating Expenses	(253,000)	(156,000)
3.04.05.01	Depreciation/Amortization	(210,000)	(190,000)
3.04.05.03	Other Operating Expenses	(43,000)	34,000
3.04.06	Share of Profit of Subsidiaries and Associates	(33,000)	(12,000)
3.05	Profit from operations before net financial expenses and income tax	281,000	308,000
3.06	Net Financial Expenses	(132,000)	(182,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	149,000	126,000
3.08	Income tax and Social Contribution	(41,000)	(50,000)
3.08.01	Current	(32,000)	(47,000)
3.08.02	Deferred	(9,000)	(3,000)
3.09	Net Income (loss) for the period from continued operations	108,000	76,000
3.10	Net Income (loss) for the period from discontinued operations	118,000	132,000
3.10.01	Net Income (loss) from Discontinued Operations	118,000	132,000
3.11	Net Income (loss) for the period	226,000	208,000
3.11.01	Attributable to controlling shareholders	150,000	120,000
3.11.02	Attributable to Non-controlling shareholders	76,000	88,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0,52935	0,42402
3.99.01.02	PN	0,58228	0,46643
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0,52659	0,42402
3.99.02.02	PN	0,57786	0,46503

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date current period 01/01/2017 to 03/31/2017
4.01	Net income (loss) for the Period	226,000	208,000
4.02	Other Comprehensive Income	(13,000)	(83,000)
4.02.02	Foreign currency translation	(7,000)	-
4.02.04	Fair value of trade receivables	(9,000)	(109,000)
4.02.05	Income taxes related to other comprehensive income	3,000	26,000
4.03	Total Comprehensive Income for the Period	213,000	125,000
4.03.01	Attributable to controlling shareholders	140,000	80,000
4.03.02	Attributable to Non-Controlling shareholders	73,000	45,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date current period 01/01/2017 to 03/31/2017
6.01	Net Cash Provided by (Used in) Operating Activities	(5,348,000)	(5,106,000)
6.01.01	Cash from Operations	966,000	773,000
6.01.01.01	Net Income (loss) for the Period	226,000	208,000
6.01.01.02	Deferred Income Tax	6,000	(30,000)
6.01.01.03	Losses (Gain) on Disposals of property and equipment	15,000	(11,000)
6.01.01.04	Depreciation/Amortization	223,000	202,000
6.01.01.05	Interest and Inflation Adjustments	205,000	223,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	27,000	6,000
6.01.01.08	Provision for contingencies	202,000	111,000
6.01.01.10	Share-based Payment	7,000	6,000
6.01.01.11	Allowance for Doubtful Accounts	177,000	160,000
6.01.01.13	Allowance for Obsolescence/breakage	(19,000)	(20,000)
6.01.01.15	Deferred revenue	(103,000)	(82,000)
6.01.02	Changes in Assets and Liabilities	(6,314,000)	(5,879,000)
6.01.02.01	Accounts Receivables	(1,131,000)	(2,557,000)
6.01.02.02	Inventories	(914,000)	(481,000)
6.01.02.03	Recoverable Taxes	(141,000)	(66,000)
6.01.02.04	Other Assets	(416,000)	(130,000)
6.01.02.05	Related Parties	(15,000)	14,000
6.01.02.06	Restricted Deposits for Legal Proceeding	(75,000)	(33,000)
6.01.02.07	Trade Payables	(3,313,000)	(2,411,000)
6.01.02.08	Payroll and Related Taxes	14,000	(10,000)
6.01.02.09	Taxes and Social Contributions Payable	(66,000)	(58,000)
6.01.02.10	Provision for contingencies	(153,000)	(116,000)
6.01.02.11	Deferred revenue	4,000	(3,000)
6.01.02.12	Other Payables	25,000	(25,000)
6.01.02.13	Income and Social contribution, paid	(133,000)	(3,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(427,000)	(354,000)
6.02.02	Purchase of Property and Equipment	(356,000)	(266,000)
6.02.03	Purchase in Intangible Assets	(80,000)	(91,000)
6.02.04	Sales of Property and Equipment	9,000	3,000
6.03	Net Cash Provided by Financing Activities	729,000	(1,473,000)
6.03.01	Capital Increase/Decrease	-	4,000
6.03.02	Proceeds from Borrowings and Financing	2,633,000	2,222,000
6.03.03	Payments of Borrowings and Financing	(1,904,000)	(3,699,000)
6.05	Increase (Decrease) in Cash and Cash Equivalents	(5,046,000)	(6,933,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,351,000	9,142,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,305,000	2,209,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 03/31/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,822,000	355,000	3,174,000	-	(18,000)	10,333,000	2,959,000	13,292,000
5.02	Prior year adjustments	-	-	-	(114,000)	(31,000)	(145,000)	(106,000)	(251,000)
5.03	Adjusted Opening Balance	6,822,000	355,000	3,174,000	(114,000)	(49,000)	10,188,000	2,853,000	13,041,000
5.04	Capital Transactions with Shareholders	-	23,000	(13,000)	-	-	10,000	6,000	16,000
5.04.03	Share-based Expenses	-	14,000	-	-	-	14,000	-	14,000
5.04.07	Interest on own capital	-	-	(13,000)	-	-	(13,000)	-	(13,000)
5.04.08	Share-based expenses subsidiaries	-	9,000	-	-	-	9,000	6,000	15,000
5.05	Total Comprehensive Income	-	-	-	150,000	(10,000)	140,000	73,000	213,000
5.05.01	Net Income (loss) for the Period	-	-	-	150,000	-	150,000	76,000	226,000
5.05.02	Other Comprehensive Income	-	-	-	-	(10,000)	(10,000)	(3,000)	(13,000)
5.05.02.04	Foreign currency translation	-	-	-	-	(7,000)	(7,000)	-	(7,000)
5.05.02.07	Fair value of trade receivables	-	-	-	-	(4,000)	(4,000)	(5,000)	(9,000)
5.05.02.08	Income taxes related to other comprehensive income	-	-	-	-	1,000	1,000	2,000	3,000
5.07	Closing Balance	6,822,000	378,000	3,161,000	36,000	(59,000)	10,338,000	2,932,000	13,270,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2017 to 03/31/2017

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,811,000	331,000	2,718,000	-	-	9,860,000	2,737,000	12,597,000
5.02	Prior year adjustments	-	-	-	(75,000)	(20,000)	(95,000)	(85,000)	(180,000)
5.03	Adjusted Opening Balance	6,811,000	331,000	2,718,000	(75,000)	(20,000)	9,765,000	2,652,000	12,417,000
5.04	Capital Transactions with Shareholders	4,000	5,000	-	-	-	9,000	1,000	10,000
5.04.01	Capital Increases	4,000	-	-	-	-	4,000	-	4,000
5.04.03	Share-based Expenses	-	3,000	-	-	-	3,000	-	3,000
5.04.08	Share-based expenses subsidiaries	-	2,000	-	-	-	2,000	1,000	3,000
5.05	Total Comprehensive Income	-	-	-	120,000	(40,000)	80,000	45,000	125,000
5.05.01	Net Income (loss) for the Period	-	-	-	120,000	-	120,000	88,000	208,000
5.05.02	Other Comprehensive Income	-	-	-	-	(40,000)	(40,000)	(43,000)	(83,000)
5.05.02.07	Fair value of trade receivables	-	-	-	-	(53,000)	(53,000)	(56,000)	(109,000)
5.05.02.08	Income taxes related to other comprehensive income	-	-	-	-	13,000	13,000	13,000	26,000
5.07	Closing Balance	6,815,000	336,000	2,718,000	45,000	(60,000)	9,854,000	2,698,000	12,552,000

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ITR – Interim Financial Information – March 31,2018 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2018 to 03/31/2018	Year to date previous period 01/01/2017 to 03/31/2017
7.01	Revenues	12,326,000	11,609,000
7.01.01	Sales of Goods, Products and Services	12,300,000	11,430,000
7.01.02	Other Revenues	23,000	181,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	3,000	(2,000)
7.02	Products Acquired from Third Parties	(10,220,000)	(9,283,000)
7.02.01	Costs of Products, Goods and Services Sold	(9,194,000)	(8,205,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,026,000)	(1,078,000)
7.03	Gross Value Added	2,106,000	2,326,000
7.04	Retention	(223,000)	(202,000)
7.04.01	Depreciation and Amortization	(223,000)	(202,000)
7.05	Net Value Added Produced	1,883,000	2,124,000
7.06	Value Added Received in Transfer	122,000	181,000
7.06.01	Share of Profit of Subsidiaries and Associates	(33,000)	(12,000)
7.06.02	Financial Income	37,000	61,000
7.06.03	Others	118,000	132,000
7.07	Total Value Added to Distribute	2,005,000	2,305,000
7.08	Distribution of Value Added	2,005,000	2,305,000
7.08.01	Personnel	1,008,000	975,000
7.08.01.01	Direct Compensation	646,000	632,000
7.08.01.02	Benefits	222,000	221,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	62,000	52,000
7.08.01.04	Other	78,000	70,000
7.08.01.04.01	Profit (cost) sharing	78,000	70,000
7.08.02	Taxes, Fees and Contributions	362,000	650,000
7.08.02.01	Federal	184,000	364,000
7.08.02.02	State	122,000	213,000
7.08.02.03	Municipal	56,000	73,000
7.08.03	Value Distributed to Providers of Capital	409,000	472,000
7.08.03.01	Interest	184,000	240,000
7.08.03.02	Rentals	225,000	232,000
7.08.04	Value Distributed to Shareholders	226,000	208,000
7.08.04.01	Interest on shareholders' equity	14,000	-
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	136,000	120,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	76,000	88,000

São Paulo, April 26, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the first quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period of 2017, except where stated otherwise.

1Q18 RESULTS

GPA Food:

▪        Total gross sales amounted to R$12.3 billion, up 7.6% (2.8% on same-store basis excluding calendar effect), driven by robust growth of 25% at Assaí

▪        Strong improvement in adjusted EBITDA to R$591 million (+17.4%), with margin expanding from 4.8% to 5.2%

▪        Net income from continuing operations attributable to controlling shareholders of R$153 million (+47.7%)

Assaí:

▪       Gross sales advance 25.0% to R$5.5 billion. Same-store growth excluding the calendar effect was 9.9% (5.1% excluding conversions), with growth of 12% in clients and 8% in sales volume. As a result, market share expanded by 380 bps in the period;

▪       Gross margin stood at 15.4%, predominately due to the rapid maturation of the 33 stores opened in 2016 and 2017 and to the new tax framework, despite the negative effects from food deflation;

▪       Adjusted EBITDA margin stood at 4.8%, with strong expansion of 80 bps on last year;

▪       Net income strong growth of 51.6% to R$115 million, with net margin of 2.3%;

▪       Six months after the launch of the Passaí card, the portfolio has over 200,000 active cards and a monthly issuance rate of around 50,000 cards;

▪       In line with the organic growth plan, one store was inaugurated in Sergipe, seven are under construction and another two are under conversion. The banner operates 127 stores in 19 states.

Multivarejo:

▪       Total gross sales of R$6.8 billion. After a lackluster start of the quarter, March registered an important reversal in trend, with same-store sales growth of 11.8% (3.9% ex calendar effect);

▪       In early March, new commercial actions were implemented, with greater visibility of promotions, relaunch of the Collect & Win campaign and reinforcement of the loyalty program with the launch of “My Rewards” in the same app as “My Discount”;

▪       Selling, general and administrative expenses fell 4.9%, despite inflation (IPCA +2.8%), resulting in a dilution of 30 bps compared to 1Q17;

▪       Adjusted EBITDA amounted to R$347 million, with margin of 5.5%, expanding 30 bps from 1Q17.

Outlook:

Performance in 1Q18 was in line with our expectations. We reaffirm our guidance for 2018:

▪       Same-store sales growth: Above inflation at Assaí and in line with food inflation at Multivarejo, supporting continued market share gains;

▪       Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪       Financial result: around 1% of net sales.

“The results were by the solid performance of Assaí and an important reversal in trend in Multivarejo performance throughout 1Q18. Also in this quarter we recover the leadership position in Brazil food retail segment, as result of assertive strategic decision made few years ago to focus in cash-and-carry segment. We are confident that the consolidation of this leadership position in Brazilian retail will happen with the continuity of Assai growth jointly with the strategic work focused on operational improvements that we are promoting in Multivarejo.”

Ronaldo Iabrudi - CEO of GPA

I. Financial Performance

	Consolidate			Food Business			Multivarejo			Assaí
(R$ million)(1)	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ

Gross Revenue	12,300	11,430	7.6%	12,300	11,430	7.6%	6,801	7,030	-3.3%	5,499	4,400	25.0%
Net Revenue	11,343	10,552	7.5%	11,343	10,552	7.5%	6,285	6,513	-3.5%	5,058	4,039	25.2%
Gross Profit	2,547	2,419	5.3%	2,547	2,419	5.3%	1,770	1,835	-3.5%	777	584	33.1%
Gross Margin	22.5%	22.9%	-40 bps	22.5%	22.9%	-40 bps	28.2%	28.2%	0 bps	15.4%	14.5%	90 bps
Selling, General and Adm. Expenses	(1,980)	(1,943)	1.9%	(1,980)	(1,943)	1.9%	(1,445)	(1,520)	-4.9%	(535)	(423)	26.5%
% of Net Revenue	17.5%	18.4%	-90 bps	17.5%	18.4%	-90 bps	23.0%	23.3%	-30 bps	10.6%	10.5%	10 bps
EBITDA (2)	503	510	-1.4%	548	536	2.1%	306	362	-15.4%	242	175	38.4%
EBITDA Margin	4.4%	4.8%	-40 bps	4.8%	5.1%	-30 bps	4.9%	5.6%	-70 bps	4.8%	4.3%	50 bps
Adjusted EBITDA(2)(3)	546	477	14.6%	591	503	17.4%	347	341	1.7%	244	162	50.7%
Adjusted EBITDA Margin	4.8%	4.5%	30 bps	5.2%	4.8%	40 bps	5.5%	5.2%	30 bps	4.8%	4.0%	80 bps
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%	(132)	(182)	-27.7%	(121)	(164)	-26.2%	(10)	(18)	-41.6%
% of Net Revenue	1.2%	1.7%	-50 bps	1.2%	1.7%	-50 bps	1.9%	2.5%	-60 bps	0.2%	0.4%	-20 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	108	77	40.1%	153	103	47.7%	37	27	36.7%	115	76	51.6%
Net Margin- continuing operations	1.0%	0.7%	30 bps	1.3%	1.0%	30 bps	0.6%	0.4%	20 bps	2.3%	1.9%	40 bps
Net Income (Loss) -continuing and discontinued operations	150	121	24.3%	142	78	82.1%	27	2	n.a.	115	76	51.6%
Net margin-continuing and discontinued operations	1.3%	1.1%	20 bps	1.3%	0.7%	60 bps	0.4%	0.0%	40 bps	2.3%	1.9%	40 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

In compliance with CPC 47 / IFRS 15, the Company reclassified the bonuses received from suppliers from the SG&A to the cost of sales, with no impact on EBITDA. The effect is retrospective to January 1, 2017. A reconciliation with the respective adjustments to 1Q17 and 1Q18 follows:

Effects from IFRS 15 on Gross Profit and Operating Expenses:

OPERATING PERFORMANCE BY BUSINESS

Assaí

Gross sales came to R$5.5 billion, advancing 25.0%. The improvement of R$1 billion in sales was driven by the opening of 20 stores and by same-store sales growth excluding the calendar effect of 9.9% (5.1% excluding conversions). The banner posted growth in same-store sales volume and customer traffic of 8% and 12%, respectively, supporting a market share gain of 380 bps, according to Nielsen.

Gross profit came to R$777 million in the quarter. Gross margin stood at 15.4%, advancing 90 bps on 1Q17. Growth was driven by the following factors:

  Successful expansion in 2016 and 2017:
    16 organic stores with accelerated maturation, demonstrating the format’s acceptance in the market;
    Positive effect from 17 conversions with higher share of individuals;
  New tax framework, especially with regard to ICMS ST;
  Negative effect from the current scenario marked by food deflation.

Selling, general and administrative expenses amounted to 10.6% of net sales, stable in relation to prior-year period, due to the efficiency of mature stores (prior to 2016/17), but affected by the strong pace of expansion and deflation.

Adjusted EBITDA amounted to R$244 million, with margin expanding 80 bps to 4.8%, due to the gross margin expansion explained above.

Net income amounted to R$115 million, with net margin of 2.3%, representing strong growth of 51.6% on 1Q17.

Multivarejo

Total gross sales amounted to R$6.8 billion, affected by food deflation and the closure of Extra Hiper stores converted into Assaí stores. On a same-store basis, gross sales advanced 0.7% (-2.0% excluding the calendar effect).

After the adjustments implemented to the commercial policy in March and the normalization of operations at the DC in Osasco, São Paulo, a good trend in same-store gross revenue was observed in the formats Extra Hiper, which grew 15.3% (4.6% ex calendar effect), and Pão de Açúcar, which advanced 11.0% (3.3% ex calendar effect).

Gross Profit came to R$1,770 million, with gross margin of 28.2%, stable in relation to 1Q17.

Selling, general and administrative expenses decreased 4.9% compared to 1Q17, supported primarily by the 4.6% decrease in selling expenses, due to:

▪  Productivity gains arising from the actions implemented last year and the employee multi-role program;

▪  Effect from the closure of Extra Hiper stores to convert them into Assaí stores.

Adjusted EBITDA amounted to R$347 million, with margin of 5.5%, expanding 30 bps from 1Q17, mainly due to the greater dilution of expenses. The effects from the fire at the DC were reimbursed by the insurance company, which made a contribution of around 10 bps to the margin.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses amounted to R$43 million, R$41 million of which at Multivarejo, related primarily to:

▪          Increase in provision for tax contingencies (ICMS SP) related to procedural progress throughout the quarter, in the amount of R$21 million;

▪          Restructuring expenses of R$10 million;

▪          Other positive and negative impacts, including the write-off of property, plant and equipment, in the aggregate amount of R$10 million.

Financial Result

The Company’s financial result amounted to R$132 million, or 1.2% of net sales, improving 50 bps from 1Q17. This reduction of 27.7% is mainly explained by:

▪  Decrease in debt cost: in line with the decline in the CDI rate, which fell from 12.7% in 1Q17 to 6.7% in 1Q18;

▪  Improvement in the cost of receivables discount: the reduction was below the variation in the CDI rate due to the higher volume discounted;

▪  Change in contingency and other expenses: increase mainly related to the positive effects of inflation adjustments of tax contingencies that favored 1Q17, with no cash impact.

Net Income

Net income attributable to controlling shareholders, the base for dividend payments, amounted to R$150 million, with margin of 1.3%.

In the food segment, net income attributable to controlling shareholders considering continuing operations amounted to R$153 million, up 47.7% on 1Q17, mainly due to the strong growth at Assaí.

Earnings per Share

Net income was R$0.52659 per common share and R$0.57786 per preferred share in the quarter.

Net Debt

Net debt, adjusted for the balance of not discounted receivables, stood at R$3,121 million. The Company continues to hold a low level of leverage that continues to improve, with its Net debt/EBITDA ratio decreasing from -1.54x to -1.35x in 1Q18.

The Company’s cash balance stood at R$1,701 million and its balance of not discounted receivables stood at R$641 million, for total available resources of R$2.3 billion. The Company also has approximately R$1.1 billion in pre-approved/confirmed credit facilities.

Investments

The Group’s investments amounted to R$330 million in 1Q18, up 23% on 1Q17, reflecting the expansion at Assaí and the renovations of Pão de Açúcar stores.

In the quarter, one new Assaí store was inaugurated in Itabaiana, Sergipe. In addition, four Extra Hiper stores were closed for conversion into Assaí stores, as well as four Extra drugstores, one Extra Super and one gas station.

Dividends

At the meeting of the Board of Directors held on April 26, 2018, it was approved the interim compensation to shareholders in the form of Interest on Equity related to 1Q18, which will be attributed to the mandatory dividend for the year 2018. The gross amount will total R$74.9 million, corresponding to R$ 0.2910893309 for each preferred share and R$ 0.2646266644 for each common share, deducted the amount related to withhold taxes (“IRRF” - “Imposto de Renda Retido na Fonte”), pursuant to the Law, with the exception of the shareholders who are immune and/or exempt.

The shares payment traded on B3 will be made on June 12, 2018, according to the base date of May 3, 2018. The shares issued by the Company will be traded ex-interest as from May 4, 2018. Regarding ADRs traded on the NYSE, holders will be entitled to the Interest on Equity on the base date of May 8, 2018 and the payment will be done by de Custodian bank JPMorgan Chase.

II. Additional Information

1Q18 Results Conference Call and Webcast

Friday, April 27, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 179994#
Access code for audio in English: 378980#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi Victor Manuel Diaz Silvera GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2.000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of property assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●        Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	03.31.2018	12.31.2017	03.31.2017	03.31.2018	12.31.2017	03.31.2017

Current Assets	30,612	33,015	27,717	8,513	10,277	8,100
Cash and Marketable Securities	1,701	3,792	1,683	1,701	3,791	1,683
Accounts Receivable	857	618	663	862	625	668
Credit Cards	594	334	404	599	334	404
Sales Vouchers and Trade Account Receivable	206	223	167	206	230	171
Allowance for Doubtful Accounts	(4)	(18)	(22)	(4)	(18)	(22)
Resulting from Commercial Agreements	61	79	114	61	79	114
Inventories	4,758	4,822	4,578	4,758	4,822	4,578
Recoverable Taxes	573	597	617	573	597	617
Noncurrent Assets for Sale	22,133	22,775	19,621	22	22	-
Prepaid Expenses and Other Accounts Receivables	590	413	555	597	420	554

Noncurrent Assets	14,805	14,692	13,420	14,836	14,720	13,443
Long-Term Assets	3,546	3,452	2,203	3,572	3,475	2,222
Accounts Receivables	42	80	-	42	80	-
Credit Cards	42	80	-	42	80	-
Recoverable Taxes	1,785	1,747	653	1,785	1,747	653
Deferred Income Tax and Social Contribution	147	126	188	147	126	188
Amounts Receivable from Related Parties	52	25	28	78	48	47
Judicial Deposits	788	762	680	788	762	680
Prepaid Expenses and Others	733	713	655	733	713	655
Investments	188	177	348	188	177	347
Property and Equipment	9,150	9,138	8,972	9,150	9,138	8,972
Intangible Assets	1,920	1,924	1,897	1,925	1,929	1,902
TOTAL ASSETS	45,417	47,707	41,137	23,349	24,997	21,544

LIABILITIES

	Consolidated			Food Businesses

	03.31.2018	12.31.2017	03.31.2017	03.31.2018	12.31.2017	03.31.2017

Current Liabilities	25,610	28,992	23,912	8,778	11,380	9,147
Suppliers	5,510	8,129	5,241	5,515	8,134	5,243
Loans and Financing	883	770	1,379	883	770	1,379
Debentures	506	481	852	506	481	852
Payroll and Related Charges	664	639	609	664	639	609
Taxes and Social Contribution Payable	272	300	203	272	300	203
Dividends Proposed	78	78	-	78	78	-
Financing for Purchase of Fixed Assets	24	116	49	24	116	49
Rents	77	128	76	77	128	76
Acquisition of minority interest	-	-	8	-	-	8
Debt with Related Parties	160	153	145	376	355	334
Advertisement	39	26	35	39	26	35
Provision for Restructuring	3	3	3	3	3	3
Advanced Revenue	125	146	103	125	146	103
Non-current Assets Held for Sale	17,057	17,824	14,961	-	-	-
Others	211	198	248	216	204	253

Long-Term Liabilities	6,536	5,674	4,674	6,536	5,674	4,674
Loans and Financing	766	803	663	766	803	663
Debentures	3,336	2,534	1,906	3,336	2,534	1,906
Financing for Purchase of Assets	-	-	-	-	-	-
Deferred Income Tax and Social Contribution	424	394	331	424	394	331
Tax Installments	540	566	528	540	566	528
Provision for Contingencies	1,155	1,108	1,116	1,155	1,108	1,116
Advanced Revenue	19	22	22	19	22	22
Provision for loss on investment in Associates	246	195	62	246	195	62
Others	49	53	46	49	53	46

Shareholders' Equity	13,271	13,042	12,552	8,035	7,943	7,723
Capital	6,822	6,822	6,815	5,450	5,428	5,519
Capital Reserves	379	355	336	379	355	336
Profit Reserves	3,198	3,060	2,763	2,266	2,189	1,879
Other Comprehensive Results	(60)	(49)	(61)	(60)	(29)	(11)
Minority Interest	2,932	2,854	2,698	-	(0)	-
TOTAL LIABILITIES	45,417	47,707	41,138	23,349	24,997	21,544

2. Income Statement - 1Q18

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ

Gross Revenue	12,300	11,430	7.6%	12,300	11,430	7.6%	6,801	7,030	-3.3%	5,499	4,400	25.0%
Net Revenue	11,343	10,552	7.5%	11,343	10,552	7.5%	6,285	6,513	-3.5%	5,058	4,039	25.2%
Cost of Goods Sold	(8,784)	(8,121)	8.2%	(8,784)	(8,121)	8.2%	(4,505)	(4,667)	-3.5%	(4,279)	(3,454)	23.9%
Depreciation (Logistic)	(12)	(12)	-0.3%	(12)	(12)	-0.3%	(10)	(11)	-8.4%	(2)	(1)	73.4%
Gross Profit	2,547	2,419	5.3%	2,547	2,419	5.3%	1,770	1,835	-3.5%	777	584	33.1%
Selling Expenses	(1,739)	(1,700)	2.3%	(1,739)	(1,700)	2.3%	(1,266)	(1,327)	-4.6%	(473)	(373)	26.6%
General and Administrative Expenses	(241)	(243)	-0.5%	(241)	(243)	-0.5%	(179)	(193)	-7.3%	(63)	(50)	26.0%
Selling, General and Adm. Expenses	(1,980)	(1,943)	1.9%	(1,980)	(1,943)	1.9%	(1,445)	(1,520)	-4.9%	(535)	(423)	26.5%
Equity Income(2)	(33)	(12)	185.5%	11	15	-22.2%	11	15	-22.2%	-	-	n.a.
Other Operating Revenue (Expenses)	(43)	34	-228.1%	(43)	34	-228.1%	(41)	21	-293.6%	(2)	13	-119.2%
Depreciation and Amortization	(210)	(190)	10.6%	(210)	(190)	10.6%	(155)	(149)	4.0%	(55)	(41)	34.9%
Earnings before interest and Taxes - EBIT	281	308	-8.8%	325	334	-2.6%	141	202	-30.2%	185	133	39.2%
Financial Revenue	40	58	-29.9%	40	58	-29.9%	32	50	-36.0%	8	7	12.0%
Financial Expenses	(172)	(240)	-28.2%	(172)	(240)	-28.2%	(153)	(215)	-28.5%	(19)	(25)	-25.9%
Net Financial Result	(132)	(182)	-27.7%	(132)	(182)	-27.7%	(121)	(164)	-26.2%	(10)	(18)	-41.6%
Income (Loss) Before Income Tax	149	126	18.5%	194	152	27.4%	19	37	-47.7%	174	115	51.7%
Income Tax	(41)	(49)	-16.6%	(41)	(49)	-16.6%	18	(10)	-269.4%	(59)	(39)	51.9%
Net Income (Loss) Company - continuing operations	108	77	41.1%	153	103	48.5%	37	27	39.6%	115	76	51.6%
Net Result from discontinued operations	117	132	-11.4%	(11)	(25)	-58.2%	(11)	(25)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	226	209	7.8%	142	77	83.4%	27	1	1937.4%	115	76	51.6%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	108	77	40.1%	153	103	47.7%	37	27	36.7%	115	76	51.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	42	43	-3.8%	(11)	(25)	-58.2%	(11)	(25)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	150	121	24.3%	142	78	82.1%	27	2	1331.4%	115	76	51.6%

Minority Interest - Non-controlling - continuing operations	-	(1)	n.a.	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	76	89	-15.1%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	76	88	-14.6%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	503	510	-1.4%	548	536	2.1%	306	362	-15.4%	242	175	38.4%
Adjusted EBITDA (4)	546	477	14.6%	591	503	17.4%	347	341	1.7%	244	162	50.7%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	1Q18	1Q17		1Q18	1Q17		1Q18	1Q17		1Q18	1Q17

Gross Profit	22.5%	22.9%		22.5%	22.9%		28.2%	28.2%		15.4%	14.5%
Selling Expenses	15.3%	16.1%		15.3%	16.1%		20.1%	20.4%		9.3%	9.2%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	17.5%	18.4%		17.5%	18.4%		23.0%	23.3%		10.6%	10.5%
Equity Income(2)	-0.3%	-0.1%		0.1%	0.1%		0.2%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.4%	-0.3%		0.4%	-0.3%		0.6%	-0.3%		0.0%	-0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.5%	2.3%		1.1%	1.0%
EBIT	2.5%	2.9%		2.9%	3.2%		2.2%	3.1%		3.7%	3.3%
Net Financial Revenue (Expenses)	1.2%	1.7%		1.2%	1.7%		1.9%	2.5%		0.2%	0.4%
Income Before Income Tax	1.3%	1.2%		1.7%	1.4%		0.3%	0.6%		3.4%	2.8%
Income Tax	-0.4%	-0.5%		-0.4%	-0.5%		0.3%	-0.2%		-1.2%	-1.0%
Net Income (Loss) Company - continuing operations	1.0%	0.7%		1.3%	1.0%		0.6%	0.4%		2.3%	1.9%
Net Income (Loss) - Consolidated Company	2.0%	2.0%		1.3%	0.7%		0.4%	0.0%		2.3%	1.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.0%	0.7%		1.3%	1.0%		0.0%	0.4%		2.3%	1.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.3%	1.1%		1.3%	0.7%		0.4%	0.0%		2.3%	1.9%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.7%	0.8%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	4.4%	4.8%		4.8%	5.1%		4.9%	5.6%		4.8%	4.3%
Adjusted EBITDA (4)	4.8%	4.5%		5.2%	4.8%		5.5%	5.2%		4.8%	4.0%

 (1)  Multivarejo includes the results of Malls and Corporate.
(2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments.
(3) Net income after non-controlling interest.
(4) EBITDA adjusted by the line “Other Operating Income and Expenses” to eliminate nonrecurring income and expenses.

3. Financial income and expenses

	Consolidated

(R$ million)	1Q18	1Q17	Δ

Financial Revenue	40	58	-29.9%
Financial Expenses	(172)	(240)	-28.2%
Cost of Debt	(98)	(174)	-43.9%
Cost of Receivables Discount	(35)	(40)	-11.1%
Restatement of Contingent Liabilities and Other financial expenses	(40)	(26)	50.0%
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%
% of Net Revenue	1.2%	1.7%	-50 bps

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net Income

	Consolidated			Food Business

(R$ million)	1Q18	1Q17	Δ	1Q18	1Q17	Δ

EBITDA	503	510	-1.4%	548	536	2.1%
Depreciation (Logistic)	(12)	(12)	-0.3%	(12)	(12)	-0.3%
Depreciation and Amortization	(210)	(190)	10.6%	(210)	(190)	10.6%
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%	(132)	(182)	-27.7%
Income (Loss) before Income Tax	149	126	18.5%	194	152	27.4%
Income Tax	(41)	(49)	-16.6%	(41)	(49)	-16.6%
Net Income (Loss) Company - continuing operations	108	77	41.1%	153	103	48.5%
Net income from discontinued operations	117	132	-11.4%	(11)	(25)	-58.2%
Net Income (Loss) Consolidated Company	226	209	7.8%	142	77	83.4%
Net Income (Loss) - Controlling Shareholders - continuing operations	108	77	40.1%	153	103	47.7%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	42	43	-3.8%	(11)	(25)	-58.2%
Net Income (Loss) - Controlling Shareholders - Consolidated	150	121	24.3%	142	78	82.1%
Other Operating Revenue (Expenses)	(43)	34	-228.1%	(43)	34	-228.1%
Income Tax from Other Operating Revenues (Expenses)	11	(9)	n.a	11	(9)	n.a
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	140	53	163.5%	185	79	132.6%
Adjusted Net Margin - Controlling Shareholders	1.2%	0.5%	70 bps	1.6%	0.8%	80 bps

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Indebtedness

(R$ million)	03.31.2018	03.31.2017

Short Term Debt	(1,388)	(2,231)
Loans and Financing	(883)	(1,379)
Debentures and Promissory Notes	(506)	(852)
Long Term Debt	(4,074)	(2,569)
Loans and Financing	(738)	(663)
Debentures	(3,336)	(1,906)
Total Gross Debt	(5,463)	(4,800)
Cash and Financial investments	1,701	1,683
Net Debt	(3,762)	(3,117)
EBITDA(1)	2,308	1,761
Net Debt / EBITDA(1)	-1.63x	-1.77x

On balance Credit Card Receivables not discounted	641	404
Net Debt incl. Credit Card Receivables not discounted	(3,121)	(2,712)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.35x	-1.54x

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

 (1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	03.31.2018	03.31.2017

Net Income (Loss) for the period	226	208
Adjustment for reconciliation of net income
Deferred income tax	6	(30)
Loss (gain) on disposal of fixed and intangible assets	15	(11)
Depreciation and amortization	223	202
Interests and exchange variation	205	223
Equity Income	27	6
Provision for contingencies	202	111
Share-Based Compensation	7	6
Allowance for doubtful accounts	177	160
Provision for obsolescence/breakage	(19)	(20)
Deferred revenue	(103)	(82)
	966	773
Asset (Increase) decreases
Accounts receivable	(1,131)	(2,557)
Inventories	(914)	(481)
Taxes recoverable	(141)	(66)
Other Assets	(416)	(130)
Related parties	(15)	14
Restricted deposits for legal proceeding	(75)	(33)
	(2,692)	(3,253)
Liability (Increase) decrease
Suppliers	(3,313)	(2,411)
Payroll and charges	14	(10)
Taxes and Social contributions payable	(66)	(58)
Other Accounts Payable	25	(25)
Contingencies	(153)	(116)
Deferred revenue	4	(3)
Taxes and Social contributions paid	(133)	(3)
	(3,622)	(2,626)

Net cash generated from (used) in operating activities	(5,348)	(5,106)

Acquisition of property and equipment	(356)	(266)
Increase Intangible assets	(80)	(91)
Sales of property and equipment	9	3
Net cash flow investment activities	(427)	(354)

Cash flow from financing activities
Increase of capital	-	4
Funding and refinancing	2,633	2,222
Payments of loans and financing	(1,904)	(3,699)
Net cash generated from (used) in financing activities	729	(1,473)

Increase (decrease) in cash and cash equivalents	(5,046)	(6,933)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	2,305	2,209
Change in cash and cash equivalents	(5,046)	(6,933)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	1Q18	1Q17

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(5,348)	(5,106)
EBITDA	888	793
Cost of Sale of Receivables	(176)	(174)
Working Capital	(5,358)	(5,449)
Assets and Liabilities Variation	(702)	(276)
Cash Flow from Investment Activities	(427)	(354)
Net Investment	(427)	(354)

Change on net cash after investments	(5,775)	(5,460)

Cash Flow from Financing Activities	729	(1,473)
Net Payments	729	(1,473)

Change on Net Cash	(5,046)	(6,933)

Cash Balance at End of Exercise	2,305	2,209

Cash includes "Assets held for sale and op. Discontinued"	604	526

Cash t as balance sheet (excluding Via Varejo)	1,701	1,683

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date. Therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	1Q18	1Q17	Δ

New stores, land acquisition and conversions	87	28	217.6%
Store renovations and Maintenance	78	74	5.5%
Infrastructure and Others	68	43	59.6%

Non-cash Effect
Financing Assets	96	124	-22.4%
Total	330	268	23.0%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	1Q18%		1Q17%		Δ

Multivarejo	6,801	55.3%	7,030	61.5%	-3.3%
Pão de Açúcar	1,753	14.3%	1,718	15.0%	2.0%
Extra (1)	4,151	33.8%	4,416	38.6%	-6.0%
Convenience Stores (2)	284	2.3%	296	2.6%	-4.0%
Other Businesses (3)	612	5.0%	600	5.2%	2.0%
Cash & Carry	5,499	44.7%	4,400	38.5%	25.0%
Assaí	5,499	44.7%	4,400	38.5%	25.0%
Food Business	12,300	100.0%	11,430	100.0%	7.6%

	Breakdown of Net Sales by Business
(R$ million)	1Q18%		1Q17%		Δ

Multivarejo	6,285	55.4%	6,513	61.7%	-3.5%
Pão de Açúcar	1,614	14.2%	1,585	15.0%	1.8%
Extra (1)	3,805	33.5%	4,065	38.5%	-6.4%
Convenience Stores (2)	265	2.3%	277	2.6%	-4.1%
Other Businesses (3)	602	5.3%	586	5.6%	2.7%
Cash & Carry	5,058	44.6%	4,039	38.3%	25.2%
Assaí	5,058	44.6%	4,039	38.3%	25.2%
Food Business	11,343	100.0%	10,552	100.0%	7.5%

 (1)Includes sales by Extra Supermercado and Extra Hiper.
 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.
 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9.  Breakdown of Sales (% of Net Sales)

	Food Business
	1Q18	1Q17

Cash	49.9%	51.5%
Credit Card	39.2%	38.2%
Food Voucher	10.9%	10.3%

10. Store Portfolio Changes by Banner

	12/31/2017	Opened	Opened by conversion	Closed	Closed to conversion	03/31/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	117	-	-	-	(4)	113
Extra Supermercado	188	-	-	(1)	-	187
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	126	1	-	-	-	127
Other Business	199	-	-	(5)	-	194
Gas Station	72	-	-	(1)	-	71
Drugstores	127	-	-	(4)	-	123
Food Business	1,081	1	-	(6)	(4)	1,072

Sales Area ('000 m2)
Food Business	1,811					1,788

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, and “Cdiscount.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and rules the calculation of the rental fees.

The Proceeding refers to certains terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The Company and its legal advisors understand that the Proceeding will be decided favorably to CBD.

2.      Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The accounting information intermediate and consolidated regarding the quarter ended March 31, 2018 were approved by the Board of Directors on April 26, 2018.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

2.     Basis of preparation - Continued

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 32 on the financial statements for year ended December 31, 2017, presented in February 19, 2018) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended March 31, 2018 and March 31, 2017 were presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31 / IFRS 5.

3.      Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2017, in note 3.

4.      Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2017 and therefore should be read in conjunction with those annual financial statements, in note 5.1. and the policy of recognition and measurement of income tax in the interim period described in Note 19.1.

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018

The changes in accounting policies were also reflected in the Company's consolidated quarterly information for the three-month period ended March 31, 2018.

The Company adopted for the first time CPC 47 / IFRS 15 Revenue from Contracts with Customers (see 5.1.1), CPC 48 /IFRS 9 Financial Instruments (see 5.1.2) as of January 1, 2018 and the Revision of Technical Pronouncements – No. 12/2017 as of January 1, 2018. A series of other new standards are effective as of January 1, 2018, although they have no material impact on the Company’s financial statements.

The effect of the first-time adoption of these standards is mainly due to the following:

•         Reclassification of bonuses received from suppliers;

•         Reclassification of financial assets, with impacts on shareholders’ equity (see note 5.1.2);

•         Reclassification of the impacts of withheld taxes on share-based compensation (see Note 5.1.3);

•         an increase in impairment losses recognized in financial assets (see Note 5.1.2).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.  Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1 . CPC 47 / IFRS 15 Revenue from contracts with customers

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized. It substitutes CPC 30 / IAS 18 Revenue, CPC 17 / IAS 11 Construction Contracts and their respective interpretations.

The Company adopted CPC 47 / IFRS 15, with the effect of first-time adoption of the standard with retrospective effects (i.e. January 1, 2017). Consequently, we restated the Statement of income for the year reported previously in accordance with CPC 30 / IAS 18, CPC 17 / IAS 11 and the respective interpretations.

The effect of the adoption of CPC 47 / IFRS 15 is related to the classification of bonuses received from suppliers as deductions from the cost of sales instead of from administrative and selling expenses.

The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the diverse goods and services of the Company are described below:

 (i)      Revenue

a)       Sales of goods

Revenue from sale of goods is recognized at its fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or liability over the goods sold and the economic benefits generated for the Company and its subsidiaries are probable. No revenue is recognized if its realization is uncertain.

b)      Service revenue

Since the Company and its subsidiaries are holders of policies on extended warranty insurance, financial protection insurance and personal accident insurance, and are sales agents in technical assistance and prepaid phone recharge, revenues earned are presented net of related costs and recognized as profit or loss when it is probable that the economic benefits will flow to the Company and its subsidiaries and their amounts can be measured reliably.

c)    Financial services revenue

Since consumer financing is an essential part of the business of the Company and its subsidiaries, for all financial instruments measured at amortized cost, financial revenue is recognized using the effective interest rate method, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or in a shorter period of time, when applicable, from the carrying amount of the asset. Interest income is included under financial services, comprising gross profit in the income statement for the year. This practice is substantially related to discontinued activities.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 - Continued

5.1.1 CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

d)      Interest income

For all the financial assets measured at their amortized cost, interest income is recorded using the effective interest rate method, which is the discount rate of the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, as applicable, from the carrying amount of the financial asset or liability. Interest income is included in the financial result in the income statement for the year.

e)       Returns and cancellations

Returns and cancellations are recognized when the sale is concluded. Estimates are based on sales volumes and the history of returns in each reporting segment. Revenue is recognized net of returns and cancellations.

(ii)      Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventories and logistics costs.

Bonuses received from suppliers are measured based on the contracts and agreements between the parties.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries, and includes warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in acquisition costs.

5.1.2        CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes the requirements for recognition and measurement of financial assets, financial liabilities and some contracts for purchase and sale of non-financial items.   This standard replaces CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement.

CPC 48 / IFRS 9 retains most of the current requirements of CPC 38 / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates previous categories of CPC 38 / IAS 39 for financial assets: held-to-maturity, loans and receivables and available-for-sale.

The adoption of CPC 48 / IFRS 9 did not have a significant impact on the Company’s accounting policies related to financial liabilities and derivative instruments (for derivatives used as hedging instruments, see item (iii) below). The impact of CPC 48 / IFRS 9 on the Classification and Measurement of Financial assets is described below.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2        CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

In accordance with CPC 48 / IFRS 9, upon initial recognition, a financial asset is classified as measured: at its amortized cost, at fair value through other comprehensive income (“FVOCI”) – debt instrument; FVOCI – equity instrument; or fair value through profit or loss (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on the characteristics of its contractual cash flows. Embedded derivatives in which the main contracts is a financial asset under the scope of the standard are never separated.  Instead, the hybrid financial instrument is fully evaluated for classification.

Details of the new significant accounting policies and the nature of changes to previous accounting policies in relation to the Company’s goods and services is described below:

i)      Classification and measurement of Financial Assets and Liabilities

A financial asset is measured at its amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is to maintain financial assets to receive contractual cash flows; and

•  Its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is achieved both through the receipt of contractual cash flows and through the sale of financial assets; and

•  Its contractual terms generate, on specific dates, cash flows that are exclusively related to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment under other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2   CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

Any financial asset not classified as measured at their amortized cost or through FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost or as FVOCI as FVPL if this eliminates or significantly reduces an accounting mismatch that would occur otherwise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it refers to trade accounts receivable without a significant component of financing that is initially measured at the transaction price) is initially measured at fair value, plus, for an item that is not measured at FVPL, any transaction costs directly attributable to its acquisition.

Financial assets measures at FVPL – These assets are subsequently measured at fair value. The net result, including interest or revenue from dividends, is recognized in the result.

Financial assets at amortized cost – These assets are measured subsequent to amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains and losses, and losses are recognized as profit or loss. Any gain or loss from derecognition is recognized as profit or loss.

Debt instruments at FVOCI – These assets are measured subsequently at fair value. Interest income calculated using the effective interest rate method, exchange gains and losses, and impairment losses are recognized as profit or loss. Other net income is recognized under OCI. In derecognition, the accumulated result under OCI is reclassified to result. On December 31, 2017, the amount under continuing operations was R$11 at the parent company and R$12 at the consolidated, and the amount under discontinued operation was R$64.

ii)             Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL, as per CPC 48 / IFRS 9, loan losses are recognized earlier than under CPC 38 / IAS 39.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•         Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•         Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2 CPC 47 / IFRS 15 Revenue from contracts with customers - Continued

ii)   Impairment of financial assets - Continued

•       Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•         there is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•         the financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2 CPC 47 / IFRS 15 Revenue from contracts with customers – Continued

ii)   Impairment of financial assets - Continued

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with adverse impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. As a result, the Company reclassified impairment losses of R$2 in selling expenses on March 31, 2017, recognized under CPC 38 / IAS 39.

Impairment of other financial assets is reported under “selling expenses”, similarly to the presentation under CPC 38 / IAS 39.

Impact of the new impairment loss model – For assets within the scope of the loss model of CPC 48 / IFRS 9, impairment should increase and become more volatile. The Company determined that the application of the requirements for impairment under CPC 48 / IFRS 9 on January 1, 2018 resulted in an additional provision of R$6 in continuing operations.

The additional Provision of R$175 in discontinued operations is composed as follows:

Discontinued operations 12.31.2017
Accounts receivable from credit card operators	24
Consumer financing CDCI	131
Accounts receivable from freight companies	9
Accounts receivable b2b	11
Total	175

Accounts receivable and contractual assets – The following analysis provides greater details on the calculation of expected credit losses related to accounts receivable and contractual assets when adopting CPC 48 / IFRS 9. The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.2 CPC 47 / IFRS 15 Revenue from contracts with customers – Continued

ii)   Impairment of financial assets – Continued

Expected credit losses were calculated based on real experiences of credit loss in recent years.  The Company calculated the rates of expected credit loss separately for lessees of wholesale properties, accounts receivable from credit card operators and other clients.

The positions within each group were segmented based on common credit risk characteristics, such as:

•         Credit risk level and historical losses – for wholesale clients and property rental; and

•         Delinquency status, default risk and historical losses – for credit card operators and other clients.

Transition – Changes in accounting policies resulting from the adoption of CPC 48 / IFRS 9 were applied retrospectively, except as described below.

•         The following assessments were made based on facts and circumstances that existed on the date of initial adoption.

o    Determination of the business model in which a financial asset is held.

o    Designation and cancellation of prior designations of certain financial assets and liabilities measured at FVPL.

o    Determinations of variables related to estimates of impairment.

o    Designation of certain investments in equity instruments not held for trading at FVOCI.

o    All hedge relationships designated in CPC 38 / IAS 39 on December 31, 2017 met the criteria for hedge accounting pursuant to CPC 48 / IFRS 9 on January 1, 2018 and are, therefore, considered as continuing hedge relationships.

5.1.3 Revision of Technical Pronouncements – no.12/2017

The entity must apply the change set forth in IFRS 2 / CPC 10 – “Share-based payment” to account for the withholding of share funds to pay the tax authority for the tax obligation of the employee associated with the share-based payment. Consequently, the payment made must be accounted for as a deduction from capital for the retained shares, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld. As such, the liability related to the withheld liabilities in the amount of R$10 at the parent company and R$13 in the consolidated of continuing operations, and R$8 in discontinued operations was reclassified to shareholders equity on the initial date of adoption, i.e. January 1, 2018.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements

The effect of retrospective adoption of CPC 47 / IFRS 15 Revenue from Contracts with Customers, CPC 48 /IFRS 9 Financial Instruments as of January 1, 2017, with impacts on the statement of income for the three-month periods ended March 31, 2018 and 2017, balance sheets on March 31, 2018 and December 31, 2017, and statements of cash flows on March 31, 2018 and 2017, are as follows:

Balance Sheet	Parent Company
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	440	(12)	-	428
Other receivables	256	(3)	-	253
Assets held for sale	2.090	(77)	(4)	2.009
Total current assets	9.175	(92)	(4)	9.079

Deferred income tax and social contribution	108	4	-	112
Investments	3.368	(2)	(21)	3.345
Total noncurrent assets	13.803	2	(21)	13.784
Total assets	22.978	(90)	(25)	22.863

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	4.483	-	30	4.513

Shareholders’ equity	10.333	(90)	(55)	10.188
Non-controlling interest	-	-	-	-
Total shareholders’ equity	10.333	(90)	(55)	10.188
Total liabilities and shareholders’ equity	22.978	(90)	(25)	22.863

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Operations	Parent Company
	03.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restate-ment

Cost of Sales	(4.691)	55	-	-	(4.636)
Gross Profit	1.767	55	-	-	1.822
Operating income (expenses)
Selling Expenses	(1.283)	(39)	(1)	-	(1.323)
General and Administrative Expenses	(174)	(16)	-	-	(190)
Share of Profit of Subsidiaries and Associates	135	-	-	(4)	131
Income (loss) Before Income Tax and Social Contribution	151	-	(1)	(4)	146
Income Tax and Social Contribution	(8)	-	-	-	(8)
Net Income (loss) from Continued Operations	143	-	(1)	(4)	138
Net Income (loss) from Descontinued Operations	(18)	-	-	-	(18)
Net Income (loss) for the Period	125		(1)	(4)	120
Attributed to:
Net Income (loss) from Continued Operations	143	-	(1)	(4)	138
Net Income (loss) from Discontinued Operations	(18)	-	-	-	(18)
Total of controlling shareholders	125	-	(1)	(4)	120

Balance Sheet	Consolidated
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Trade receivables	632	(14)	-	618
Other receivables	271	(4)	-	267
Assets held for sale	22.961	(178)	(8)	22.775
Total current assets	33.220	(196)	(8)	33.016

Deferred income tax and social contribution	121	4	-	125
Investments	176	-	(21)	155
Total noncurrent assets	14.708	4	(21)	14.691
Total assets	47.928	(192)	(29)	47.707

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	5.644	-	30	5.674

Shareholders’ equity	10.333	(90)	(55)	10.188
Non-controlling interest	2.959	(101)	(5)	2.853
Total shareholders’ equity	13.292	(191)	(60)	13.041
Total liabilities and shareholders’ equity	47.928	(191)	(30)	47.707

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	Consolidated
	03.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(8.191)	57	-	-	(8.134)
Gross Profit	2.361	57	-	-	2.418
Operating income (expenses)
Selling Expenses	(1.657)	(41)	(1)	-	(1.699)
General and Administrative Expenses	(227)	(16)	-	-	(243)
Share of Profit of Subsidiaries and Associates	(8)	-	-	(4)	(12)
Income (loss) Before Income Tax and Social Contribution	131	-	(1)	(4)	126
Income Tax and Social Contribution	(50)	-	-	-	(50)
Net Income (loss) from Continued Operations	81	-	(1)	(4)	76
Net Income (loss) from Discontinued Operations	133	-	-	(1)	132
Net Income (loss) for the Period	214		(1)	(5)	208
Attributed to:
Net Income (loss) from Continued Operations	82	-	(1)	(4)	77
Net Income (loss) from Discontinued Operations	43	-	-	-	43
Total of controlling shareholders	125	-	(1)	(4)	120

Non-controlling shareholders from continued operations	(1)	-	-	-	(1)
Non-controlling shareholders from discontinued operations	90	-	-	(1)	89
Total of non-controlling shareholders	89	-	-	(1)	88

Statement of Cash Flows
	Parent Company
	03.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(1.723)	-	-	(1.723)
Cash Provided by the Operations	304	-	-	304
Net Income (Loss) for the Period	125	(1)	(4)	120
Share of Profit of Subsidiaries and Associates	(135)	-	4	(131)
Estimated loss on doubtful accounts	(2)	1	-	(1)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Cash Flows
	Consolidated
	03.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	(1.723)	-	-	(1.723)
Cash Provided by the Operations	304	-	-	304
Net Income (Loss) for the Period	125	(1)	(5)	119
Share of Profit of Subsidiaries and Associates	(135)	-	5	(130)
Estimated loss on doubtful accounts	(2)	1	-	(1)

Statement of Value Added
	Parent Company
	03.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(4.529)	55	-	-	(4.474)
Materials, Energy, Outsourced Services and Other	(843)	(55)	(1)	-	(899)
	(5.372)	-	(1)	-	(5.373)

Gross Value Added	1.779	-	(1)	-	1.778

Net Value Added Produced	1.619	-	(1)	-	1.618

Value Added Received in Transfer
Share of Profit of Subsidiaries and Associates	135	-	-	(4)	131
	170	-	-	(4)	166

Total Value Added to Distribute	1.789	-	(1)	(4)	1.784

Value Distributed to Shareholders	125	-	(1)	(4)	120
Total Value Added Distributed	1.789	-	(1)	(4)	1.784

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments and interpretations of pronouncements issued by IASB and CPC and standards published and not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations applicable mandatorily as of January 1, 2018 – Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Value Added
	Consolidated
	03.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated
Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(8.262)	57	-	-	(8.205)
Materials, Energy, Outsourced Services and Other	(1.020)	(57)	(1)	-	(1.078)
	(9.282)	-	(1)	-	(9.283)

Gross Value Added	2.327	-	(1)	-	2.326

Net Value Added Produced	2.125	-	(1)	-	2.124

Value Added Received in Transfer
Share of Profit of Subsidiaries and Associates	(8)	-	-	(4)	(12)
Net Income from Descontinued Operations	133		(1)		132
	186	-	(1)	(4)	181

Total Value Added to Distribute	2.311	-	(2)	(4)	2.305

Value Distributed to Shareholders	214	-	(2)	(4)	208
Retained Earnings/ Accumulated Losses for the Period	125		(1)	(4)	120
Noncontrolling Interest in Retained Earnings	89	-	(1)	-	88
Distribution of Value Added	2.311	-	(2)	(4)	2.305

(*) Effects of the application of IFRS 9 and 15 in associates.

5.2  New and revised standards and interpretations already issued and not yet adopted

The Company is assessing the impacts of adopting “IFRS 16 – Lease,” and significant impacts are expected, which are currently being measured and are expected to be concluded by the end of 2018.

There are no other standards and interpretations issued and not yet adopted that could, in the Management's opinion, have a significant impact on the results for the year or in the shareholders' equity reported by the Company in its separate and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2018 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2017, except for the application of CPC 48 / IFRS 9 described in Note 5.1.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2017, in note 7.

		Parent Company		Consolidated
	Rate	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Cash and banks - Brazil		223	251	336	396
Cash and banks - Abroad	(*)	68	68	68	68
Short-term investments - Brazil	(**)	973	2,549	1,297	3,328
		1,264	2,868	1,701	3,792

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as March 31, 2018 refer substantially to highly liquid investments accruing  interest corresponding to a weighted average rate of 83,19% (98,07% on December 31, 2017) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2017, in note 8.

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
		Restated		Restated
Credit card companies	309	134	392	234
Credit card companies - related parties (note 12.2)	232	162	244	170
Sales vouchers	78	84	152	147
Private label credit card	52	74	53	74
Receivables from related parties (note 12.2)	15	11	1	-
Receivables from suppliers	40	46	61	79
Allowance for doubtful accounts (note 8.1)	(1)	(3)	(4)	(6)
	725	508	899	698

Current	683	428	857	618
Noncurrent	42	80	42	80

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

8.       Trade receivables - Continued

8.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
		Restated		Restated
At the beginning of the period	(2)	(1)	(4)	(2)
Adjustment related to IFRS 9	(1)	(1)	(2)	(2)
Restated opening balance	(3)	(2)	(6)	(4)
Loss/reversal in the year	-	(2)	(177)	(258)
Write-off of receivables	2	2	154	137
Assets held for sale and discontinued operations (note 31)	-	-	25	119
At the end of the period	(1)	(2)	(4)	(6)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

03.31.2018	903	877	19	2	1	4
12.31.2017- Restated	704	673	15	5	2	9

9.      Other receivables

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
		Restated		Restated
Receivable from Paes Mendonça	337	337	532	532
Accounts receivable from insurers	275	208	275	208
Receivable from sale of subsidiaries	86	81	86	81
Rental receivable	38	47	40	48
Other	51	37	58	52
Allowance for doubtful other receivables	(9)	(10)	(11)	(12)
	778	700	980	909

Current	316	253	324	267
Noncurrent	462	447	656	642

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

9.        Other receivables - Continued

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017

At the beginning of the period	(10)	(6)	(12)	(7)
Allowance for losses on inventory	-	-	-	(4)
Write-off of receivables	1	-	13	-
Assets held for sale and discontinued operations (note 31)	-	-	(12)	4
At the end of the period	(9)	(6)	(11)	(7)

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2017, in note 10.

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Stores	1,960	2,013	3,452	3,564
Distribution centers	1,085	1,065	1,332	1,307
Real estate inventories	-	-	24	24
Allowance for losses on inventory obsolescence and damages (note 10.1)	(35)	(36)	(50)	(73)
	3,010	3,042	4,758	4,822

10.1.Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
At the beginning of the period	(36)	(40)	(73)	(76)
Additions	-	(5)	(25)	(37)
Write-offs	1	12	44	57
Assets held for sale and discontinued operations (note 31)	-	-	4	4
At the end of the period	(35)	(33)	(50)	(52)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2017, in note 11.

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
State value-added tax on sales and services – ICMS	1,207	1,187	1,939	1,886
Provision for non-realization to ICMS	-	-	(381)	(369)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	258	286	416	424
Social Security Contribution - INSS	284	281	312	312
Income tax and Social Contribution	49	62	58	71
Other	3	9	14	19
Total	1,801	1,825	2,358	2,343

Current	323	360	573	596
Noncurrent	1,478	1,465	1,785	1,747

11.1. ICMS is expected to be realized as follows (net of provision for not realizing in consolidated):

In	Parent Company	Consolidated
Up to one year	122	338
From 1 to 2 years	138	238
From 2 to 3 years	144	179
From 3 to 4 years	151	151
From 4 to 5 years	138	138
More than 5 years	514	514
	1,207	1,558

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared and reviewed periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of March 31, 2018, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of ICMS tax credits, net of provision of R$381, as shown above.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties

12.1.Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the three-months period ended March 31, 2018 and 2017, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Board of directors (*)	1,396	1,478	-	-	-	-	1,396	1,478
Executive officers	7,722	5,773	5,192	5,709	3,203	1,002	16,117	12,484
Fiscal Council	171	-	-	-	-	-	171	-
	9,289	7,251	5,192	5,709	3,203	1,002	17,684	13,962

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2017, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders:
Casino	1	-	-	-	1	1	15	4	(15)	(13)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Subsidiaries:
Novasoc Comercial	-	-	40	45	-	-	1	5	-	1
Sendas Distribuidora	9	4	77	83	6	7	-	-	17	38
Via Varejo	5	7	9	4	4	4	214	202	(21)	(33)
VVLOG Logística Ltda.	-	-	-	-	-	-	1	1	-	-
Cnova Brasil	-	-	17	19	-	-	-	-	1	28
GPA M&P	-	-	6	6	-	-	12	-	-	-
GPA Logística	-	-	35	30	15	17	38	26	-	-
Associates
FIC	232	162	46	18	15	21	-	-	41	22
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (i)	-	-	-	-	-	-	145	149	(12)	(8)
Others	-	-	1	1	-	-	-	-	-	-
Total	247	173	231	206	41	50	427	387	10	34

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders
Casino	1	-	-	-	1	1	15	4	(15)	(13)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Associates
FIC	244	170	51	24	17	22	-	-	52	22
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	145	149	(12)	(8)
Others	-	-	1	1	-	-	-	-	-	-
Total	245	170	52	25	18	23	161	153	(24)	-

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2017, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

Balances at 12.31.2017	3,122	5	-	176	(100)	3,203
Adjustment related to IFRS 9	(3)	-	-	(21)	(29)	(53)
Balances at 12.31.2017 - restated	3,119	5	-	155	(129)	3,150
Share of profit of subsidiaries and associates	115	(1)	58	11	(47)	136
Stock options	4	-	4	-	1	9
Share of other comprehensive income	-	-	(3)	-	(6)	(9)
Assets held for sale and discontinued operations (note 31)	-	-	(59)	-	-	(59)
Balances at 03.31.2018	3,238	4	-	166	(181)	3,227

(*) Includes the effects of on the provision for losses on investments in associates  in Luxco of R$246 on March, 31 2018 (R$195 on December 31, 2017).

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

	Restated
Balances at 12.31.2016	2,330	168	-	443	73	3,014
Adjustment related to IFRS 9	(2)	-	-	(5)	(14)	(21)
Balances at 01.01.2017 - restated	2,328	168	-	438	59	2,993
Share of profit of subsidiaries and associates	77	(3)	69	14	(26)	131
Stock options	1	-	1	-	-	2
Capital increase	53	-	-	-	-	53
Assets held for sale and discontinued operations (note 31)	-	-	(37)	-	-	(37)
Share of other comprehensive income	-	-	(33)	-	-	(33)
Balances at 03.31.2017	2,459	165	-	452	33	3,109

(*) Includes the effects of provision for losses on investments in associates in Luxco of R$47.

	Consolidated
	03.31.2018	03.31.2017
		Restated
Balances in the beginning of the period	12	294
Adjustement related to IFRS 9	(51)	(19)
Balances in the beginning of the period – restated	(39)	275
Share of profit of associates – Continued operations	(33)	(12)
Share of profit of associates – Discontinued operations	6	6
Share of other comprehensive income	(7)	(2)
Assets held for sale and discontinued operations (note 31)	(6)	(4)
Balances at the end of the period	(79)	263

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent company
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers	Balance at 03.31.2018
Land	1,094	-	-	-	7	1,101
Buildings	1,333	1	(12)	-	(7)	1,315
Leasehold improvements	2,142	4	(51)	-	44	2,139
Machinery and equipment	904	1	(43)	(5)	33	890
Facilities	306	-	(10)	-	1	297
Furniture and fixtures	365	1	(15)	-	19	370
Vehicles	2	-	-	-	-	2
Construction in progress	79	51	-	-	(91)	39
Other	39	5	(3)	-	(6)	35
Total	6,264	63	(134)	(5)	-	6,188

Finance lease
IT equipment	5	-	-	(1)	-	4
Buildings	17	-	-	-	-	17
	22	-	-	(1)	-	21
Total	6,286	63	(134)	(6)	-	6,209

	Parent company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 03.31.2017
Land	1,261	-	-	(18)	-	1,243
Buildings	1,611	1	(13)	(97)	-	1,502
Leasehold improvements	2,226	5	(44)	(29)	37	2,195
Machinery and equipment	1,047	7	(45)	(12)	28	1,025
Facilities	319	20	(8)	(3)	3	331
Furniture and fixtures	396	-	(15)	(3)	8	386
Vehicles	3	-	-	-	-	3
Construction in progress	113	42	-	(2)	(74)	79
Other	45	2	(4)	(1)	(2)	40
Total	7,021	77	(129)	(165)	-	6,804

Finance lease
IT equipment	5	1	-	-	-	6
Buildings	17	-	-	-	-	17
	22	1	-	-	-	23
Total	7,043	78	(129)	(165)	-	6,827

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parenty Company
	Balance at 03.31.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,101	-	1,101	1,094	-	1,094
Buildings	2,180	(865)	1,315	2,190	(857)	1,333
Leasehold improvements	3,707	(1,568)	2,139	3,659	(1,517)	2,142
Machinery and equipment	2,295	(1,405)	890	2,273	(1,369)	904
Facilities	597	(300)	297	596	(290)	306
Furniture and fixtures	979	(609)	370	962	(597)	365
Vehicles	9	(7)	2	8	(6)	2
Construction in progress	39	-	39	79	-	79
Other	126	(91)	35	127	(88)	39
	11,033	(4,845)	6,188	10,988	(4,724)	6,264

Finance lease
IT equipment	38	(34)	4	37	(32)	5
Buildings	39	(22)	17	40	(23)	17
	77	(56)	21	77	(55)	22
Total	11,110	(4,901)	6,209	11,065	(4,779)	6,286

	Consolidated
	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 03.31.2018
Land	1,362	-	-	-	7	-	1,369
Buildings	1,770	34	(15)	-	(7)	-	1,782
Leasehold improvements	3,492	57	(73)	(1)	62	(4)	3,533
Machinery and equipment	1,262	28	(60)	(7)	54	(21)	1,256
Facilities	487	11	(13)	(6)	8	(2)	485
Furniture and fixtures	540	18	(21)	-	26	(7)	556
Vehicles	1	-	-	(9)	-	9	1
Construction in progress	126	106	-	-	(149)	(7)	76
Other	63	9	(6)	-	(7)	-	59
Total	9,103	263	(188)	(23)	(6)	(32)	9,117

Finance lease
Equipment	6	-	-	(1)	-	-	5
IT equipment	5	-	(1)	-	-	-	4
Furniture and fixtures	4	-	-	-	-	-	4
Buildings	20	-	-	-	-	-	20
	35	-	(1)	(1)	-	-	33
Total	9,138	263	(189)	(24)	(6)	(32)	9,150

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2016	Additi-ons	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 03.31.2017
Land	1,414	-	-	(18)	-	-	1,396
Buildings	1,856	4	(15)	(97)	29	-	1,777
Leasehold improvements	3,284	16	(59)	(27)	55	(7)	3,262
Machinery and equipment	1,340	19	(58)	(14)	34	(7)	1,314
Facilities	433	23	(11)	(5)	7	-	447
Furniture and fixtures	543	5	(20)	(3)	9	(2)	532
Vehicles	2	-	-	(4)	-	4	2
Construction in progress	204	78	-	(2)	(140)	2	142
Other	63	3	(5)	(1)	(1)	(1)	58
Total	9,139	148	(168)	(171)	(7)	(11)	8,930

Finance lease
Equipment	9	-	(1)	-	-	-	8
IT equipment	8	-	(1)	-	1	-	8
Furniture and fixtures	6	-	-	-	-	-	6
Buildings	20	-	-	-	-	-	20
	43	-	(2)	-	1	-	42
Total	9,182	148	(170)	(171)	(6)	(11)	8,972

(*) See note 31.

	Consolidated
	Balance at 03.31.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,369	-	1,369	1,362	-	1,362
Buildings	2,721	(939)	1,782	2,705	(935)	1,770
Leasehold improvements	5,403	(1,870)	3,533	5,310	(1,818)	3,492
Machinery and equipment	2,871	(1,615)	1,256	2,828	(1,566)	1,262
Facilities	825	(340)	485	817	(330)	487
Furniture and fixtures	1,244	(688)	556	1,209	(669)	540
Vehicles	8	(7)	1	8	(7)	1
Construction in progress	76	-	76	126	-	126
Other	185	(126)	59	183	(120)	63
	14,702	(5,585)	9,117	14,548	(5,445)	9,103

Finance lease
Equipment	26	(21)	5	26	(20)	6
IT equipment	45	(41)	4	46	(41)	5
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	13	(9)	4	13	(9)	4
Buildings	43	(23)	20	43	(23)	20
	128	(95)	33	129	(94)	35
Total	14,830	(5,680)	9,150	14,677	(5,539)	9,138

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

14.  Property and equipment – Continued

14.1.Capitalized borrowing costs

The consolidated capitalized borrowing costs for the three-months period ended March 31, 2018 were R$3 (R$2 for the three-months period ended March 31, 2017). The rate used to determine the borrowing costs eligible for capitalization was 101.50% of the CDI (102.53% of the CDI for the period ended March 31, 2017), corresponding to the effective interest rate on the Company’s borrowings.

14.2.Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Additions	63	78	263	148
Finance lease	-	(1)	-	-
Capitalized borrowing costs	(1)	(1)	(3)	(2)
Property and equipment financing - Additions	(31)	(22)	(170)	(22)
Property and equipment financing - Payments	116	80	266	142
Total	147	134	356	266

14.3.Other information

On March 31, 2018, the Company and its subsidiaries recorded in the cost of sales the amount of R$10 in the parent company (R$11 on March 31, 2017) and R$12 in consolidated (R$12 on March 31, 2017) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2017 and there were no significatives discrepancies indicating loss or need to perform a new impairment test on March 31,2018.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2017, in note 15.

	Parent Company
	Balance at 12.31.2017	Additions	Amortization	Balance at 03.31.2018
Goodwill - retail	501	-	-	501
Commercial rights - retail	46	-	-	46
Software and implementation	509	25	(22)	512
Software capital leasing	137	-	(10)	127
Total	1,193	25	(32)	1,186

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2017	Addi-tions	Amorti-zation	Transfer	Assets held for sale and discontinued operations (*)	Balance at 03.31.2018
Goodwill - retail	1,107	-	-	-	-	1,107
Tradename - cash and carry	39	-	-	-	-	39
Commercial rights - retail	86	-	-	-	-	86
Software	551	80	(23)	6	(56)	558
Software capital leasing	141	-	(11)	-	-	130
Total	1,924	80	(34)	6	(56)	1,920

 (*) See note 31.

In the Parent Company, the balance of accumulated cost on March 31, 2018 is R$2,780 (R$2,754 on December 31, 2017) and of accumulated amortization R$1,594 (R$1,561 on December 31, 2017). In the Consolidated the balance of accumulated cost on March 31, 2018 is R$3,792 (R$3,757 on December 31, 2017) and of accumulated amortization R$1,872 (R$1,833 on December 31, 2017).

15.1. Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2017 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended  December 31, 2017.

The Company has not observed any significant changes that would indicate to perform a new impairment test as of March 31, 2018.

15.2. Additions to intangible assets for reconcile cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Additions	25	16	80	22
Intangible assets financing - Payments	-	4	-	69
Total	25	20	80	91

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2017, in note 17.

16.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	100.82% of CDI	3,842	3,015	3,842	3,015
		3,842	3,015	3,842	3,015

Borrowings and financing
Local currency
BNDES	3.88% per year	7	7	42	45
Working capital	105.76% of CDI	282	285	434	285
Working capital	TR + 9.80% per year	20	19	124	125
Finance lease (note 21)		161	181	173	195
Swap contracts (note 16.7)	101.40% of CDI	(3)	(3)	(20)	(19)
Borrowing cost		(1)	(2)	(4)	(4)
		466	487	749	627
Foreign currency (note 17.5)
Working capital	USD + 2.49% per year	327	333	651	664
Working capital	EURO + 1.99% per year	206	200	206	200
Swap contracts (note 16.7)	104.89% of CDI	8	53	17	55
Borrowing cost		(1)	(1)	(1)	(1)
		540	585	873	918
Total		4,848	4,087	5,464	4,560

Noncurrent assets		9	12	26	28
Current liabilities		1,210	1,223	1,388	1,251
Noncurrent liabilities		3,647	2,876	4,102	3,337

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.  Borrowings and financing – Continued

16.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Additions - working capital	1,213	2,633
Accrued interest	67	157
Accrued swap	2	4
Mark-to-market	-	(7)
Monetary and exchange rate changes	10	13
Borrowing cost	3	3
Interest paid	(41)	(138)
Payments	(440)	(1,709)
Swap paid	(53)	(57)
Liabilities related to assets held for sale (note 31)	-	5
At March 31, 2018	4,848	5,464

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	800	2,222
Accrued interest	107	219
Accrued swap	70	49
Mark-to-market	9	6
Monetary and exchange rate changes	(35)	(63)
Borrowing cost	2	2
Interest paid	(408)	(568)
Payment	(1,656)	(3,018)
Swap paid	(106)	(113)
Liabilities related to assets held for sale (note 31)	-	195
At March 31, 2017	4,321	4,800

16.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	1,530	1,883
From 2 to 3 years	1,274	1,294
From 3 to 4 years	805	823
From 4 to 5 years	5	23
After 5 years	31	63
Subtotal	3,645	4,086

Borrowing costs	(7)	(10)
Total	3,638	4,076

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

16.  Borrowings and financing – Continued

16.4.        Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	03.31.2018	12.31.2017

12th Issue of Debentures – CBD	No preference	900	900,000	09/17/14	09/12/19	107.00% of CDI	1,004	903	921
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,017	1,030	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,030	1,113	1,096
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,013	811	-
Borrowing cost								(15)	(16)
Parent Company/Consolidated								3,842	3,015

Current liabilities								506	481
Noncurrent liabilities								3,336	2,534

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

16.    Borrowings and financing – Continued

16.5.Borrowings in foreign currencies

On March 31, 2018 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6.Guarantees

The Company has signed promissory notes for some loan contracts.

16.7. Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in March 2018 was 8.39% (13.75% in March 31, 2017).

16.8.Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2018, GPA was in compliance with these covenants.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2017, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	231	206	52	25
Trade receivables and other receivables	924	872	1,150	1,133
Fair value through profit or loss
Cash and cash equivalents	1,264	2,868	1,701	3,792
Financial instruments – Fair value hedge	9	12	26	28
Fair value through other comprehensive income
Trade receibles with credit card companies and sales vouchers	579	336	729	474
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(427)	(387)	(161)	(153)
Trade payables	(3,398)	(5,377)	(5,511)	(8,128)
Financing for purchase of assets	(14)	(95)	(24)	(116)
Debentures	(3,842)	(3,015)	(3,842)	(3,015)
Borrowings and financing	(449)	(470)	(645)	(520)
Fair value through profit or loss
Loans and financing	(552)	(552)	(980)	(989)
Financial instruments – Fair Value Hedge	(14)	(62)	(23)	(64)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments - Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the period ended on March 31, 2018. The capital structure is presented as follows:

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
		Restated		Restated
Cash and cash equivalents	1,264	2,868	1,701	3,792
Financial instruments – Fair value hedge	9	12	26	28
Borrowings and financing	(4,857)	(4,099)	(5,490)	(4,588)
Other liabilities with related parties (note 12.2) (*)	(145)	(145)	(145)	(145)
Net debt	(3,729)	(1,364)	(3,908)	(913)

Shareholders’ equity	(10,338)	(10,188)	(13,270)	(13,041)

Net debt to equity ratio	36%	13%	29%	7%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2018.

    a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	671	205	11	887
Debentures and promissory note	676	3,651	-	4,327
Derivative financial instruments	31	(1)	(1)	29
Finance lease	58	127	148	333
Trade payables	3,398	-	-	3,398
Total	4,834	3,982	158	8,974

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	863	646	68	1,577
Debentures and promissory note	676	3,651	-	4,327
Derivative financial instruments	39	5	(3)	41
Finance lease	64	138	153	355
Trade payables	5,511	-	-	5,511
Total	7,153	4,440	218	11,811

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.    Financial instruments – Continued

17.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)           Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2018	12.31.2017	03.31.2018	12.31.2017
Swap with hedge
Hedge object (debt)		1,000	1,039	980	989

Long position (buy)
Prefixed rate	9.80% per year	127	127	123	125
US$ + fixed	2.49% per year	653	692	651	663
EUR + fixed	EUR+1.99%per year	220	220	206	200
		1,000	1,039	980	988
Short position (sell)
	104.49% of CDI	(1,000)	(1,039)	(977)	(1,024)

Hedge position - asset		-	-	26	28
Hedge position - liability		-	-	(23)	(64)
Net hedge position		-	-	3	(36)

Realized and unrealized gains and losses on these contracts during the three-month period ended on March 31, 2018 are recorded in financial income (expenses), net and the balance payable at fair value is R$3 (balance payable of R$36 as of December 31, 2017), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended March 31, 2018 were a gain of R$42 (gain of R$141 as of March 31, 2017).

17.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$3.62 on the due date, and the weighted interest rate weighted was 6.57% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 17.2.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.2.Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 03.31.2018	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.4% of CDI	(103)	(192)	(195)	(198)
Fair value hedge of exchange rate	104.89% of CDI	(874)	(1,046)	(1,064)	(1,083)
Debentures	105.94% of CDI	(1,714)	(1,829)	(1,858)	(1,887)
Debentures (1st issue CRA)	97.5% of CDI	(1,030)	(1,099)	(1,116)	(1,134)
Debentures (2nd issue CRA)	96% of CDI	(1,113)	(1,188)	(1,206)	(1,225)
Bank loans	105.76% of CDI	(435)	(464)	(471)	(479)
Leases	100.19% of CDI	(53)	(57)	(58)	(59)
Leases	100% of CDI	(4)	(5)	(5)	(5)
Leases	95% of CDI	(71)	(76)	(77)	(79)
Total borrowings and financing exposure		(5,397)	(5,956)	(6,050)	(6,149)

Cash and cash equivalents (*)	83.19% of CDI	1,297	1,377	1,397	1,417
Net exposure		(4,100)	(4,579)	(4,653)	(4,732)
Net effect - loss			(479)	(553)	(632)

(*) Weighted average

17.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.3.Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	03.31.2018	03.31.2018	Level
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(17)	(17)	2
Interest rate swaps	20	20	2
Borrowings and financing (fair value)	(980)	(980)	2
Borrowings and financing and debentures (amortized cost)	(4,487)	(4,454)	2
Total	(5,464)	(5,431)

There were no changes between the fair value measurements levels in the year ended March 31, 2018.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

17.  Financial instruments – Continued

17.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Exchange swaps registered with CETIP
(US$ x CDI)

	Agricole	EUR 50	10/7/2015	10/8/2018	(18)	(24)	(14)	(20)
	Scotiabank	US$ 50	1/15/2016	1/16/2018	-	(42)	-	(42)
	Scotiabank	US$ 50	9/29/2017	9/29/2020	9	9	9	9
	Scotiabank	US$ 50	02/16/2018	12/21/2018	2	-	-	-
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	(3)	(3)	(8)	(2)

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	3	3
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	3	3	8	8
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	3	2	8	8
					(3)	(54)	3	(36)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

18.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2017, in note 19.

18.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Taxes payable in installments - Law 11,941/09	488	511	488	511
Taxes payable in installments – PERT	173	174	175	176
ICMS	47	42	72	65
PIS and COFINS	28	49	29	52
Provision for income tax and social contribution	-	-	18	38
Withholding Income Tax	15	12	15	13
INSS	2	2	2	4
Other	2	4	14	8
	755	794	813	867

Current	215	228	273	301
Noncurrent	540	566	540	566

18.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	76
From 2 to 3 years	100
From 3 to 4 years	100
From 4 to 5 years	82
After 5 years	182
540

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution

19.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2017, in note 20.

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
		Restated		Restated
Incomet (loss) before income tax and social contribution	143	146	149	126
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(36)	(37)	(54)	(44)
Tax penalties	(2)	(1)	(2)	(1)
Share of profit of associates	34	33	(7)	-
Interest on own capital (*)	23	-	23	-
Other permanent differences (nondeductible)	(1)	(3)	(1)	(5)
Effective income tax and social contribution	18	(8)	(41)	(50)

Income tax and social contribution for the period:
Current	(4)	(14)	(32)	(47)
Deferred	22	6	(9)	(3)
Deferred income tax and social contribution expense	18	(8)	(41)	(50)
Effective rate	-12.59%	5.48%	27.52%	39.68%

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

The Company (or the Group) calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Such policy is in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.    Income tax and social contribution - Continued

19.2. Breakdown of deferred income tax and social contribution

	Parent Company
	03.31.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	196	-	196	178	-	178
Provision for risks	215	-	215	204	-	204
Goodwill tax amortization	-	(55)	(55)	-	(54)	(54)
Mark-to-market adjustment	-	(1)	(1)	-	(1)	(1)
Technological innovation – future realization	-	(13)	(13)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(117)	(117)	-	(111)	(111)
Unrealized gains with tax credits	-	(185)	(185)	-	(185)	(185)
Other	98	(4)	94	95	(1)	94
Deferred income tax and social contribution assets (liabilities)	509	(375)	134	477	(365)	112
Compensation	375	(375)	-	(365)	365	-
Deferred income tax and social contribution assets (liabilities), net	134	-	134	112	-	112

	Consolidated
	03.31.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	205	-	205	200	-	200
Provision for risks	307	-	307	289	-	289
Goodwill tax amortization	-	(588)	(588)	-	(585)	(585)
Mark-to-market adjustment	-	(9)	(9)	-	(7)	(7)
Technological innovation – future realization	-	(13)	(13)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(118)	(118)	-	(112)	(112)
Unrealized gains with tax credits	-	(185)	(185)	-	(185)	(185)
Other	132	(8)	124	149	(5)	144
Deferred income tax and social contribution assets (liabilities)	644	(921)	(277)	638	(907)	(269)
Compensation	(497)	497	-	(513)	513	-
Deferred income tax and social contribution assets (liabilities), net	147	(424)	(277)	125	(394)	(269)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

19.  Income tax and social contribution – Continued

19.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	79	205
From 1 to 2 years	115	125
From 2 to 3 years	132	132
From 3 to 4 years	123	123
From 4 to 5 years	60	59
	509	644

19.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
		Restated		Restated
At the beginning of the period	108	155	(273)	(147)
Adjustment related to IFRS 9	4	3	4	3
Restated opening balance	112	158	(269)	(144)
Expense for the period – continued operations	22	6	(9)	(3)
Expense for the period – discontinued operations	-	-	3	33
Corporate restructuring	-	1	23	24
Assets held for sale and discontinued operations (see note 31)	-	-	(26)	(56)
Other	-	(1)	1	-
At the end of the period	134	164	(277)	(146)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.   Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812
Additions	-	44	27	13	6	90
Payments	-	-	(12)	(4)	(4)	(20)
Reversals	-	(7)	(13)	(14)	(6)	(40)
Monetary adjustment	1	3	8	3	1	16
Balance at March 31, 2018	74	403	284	79	18	858

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	109	428	254	80	20	891
Additions	18	4	26	9	8	65
Payments	-	-	(8)	(1)	(1)	(10)
Reversals	(56)	(5)	(11)	(7)	(1)	(80)
Monetary adjustment	(19)	6	9	3	1	-
Transfer	6	(6)	-	-	-	-
Balance at March 31, 2017	58	427	270	84	27	866

20.2.   Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107
Additions	3	45	209	67	10	334
Payments	(1)	-	(123)	(24)	(5)	(153)
Reversals	-	(11)	(64)	(49)	(8)	(132)
Monetary adjustment	2	5	28	10	2	47
Liabilities related to assets available to sell and discontinued operations (see Note 31)	(3)	(2)	(37)	(5)	(1)	(48)
Balance at March 31, 2018	75	600	344	104	32	1,155

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	19	8	172	34	16	249
Payments	-	(19)	(81)	(13)	(3)	(116)
Reversals	(82)	(6)	(22)	(21)	(7)	(138)
Monetary adjustment	(32)	11	29	5	2	15
Transfer to instalments taxes	6	(6)	-	-	-	-
Liabilities related to assets available to sell and discontinued operations (see Note 31)	(1)	13	(79)	(2)	(2)	(71)
Balance at March 31, 2017	58	587	321	112	38	1,116

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies - Continued

20.3.Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Since the adoption of the noncumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company.

Since the decision of the STF on March 15, 2017, the procedural steps were within the anticipated by our legal advisors without any change in the management's judgment regarding the reversal of the provision for lawsuits on this previously registered subject, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its external legal consuel estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. According to the preliminary evaluation, based on the available information on December 31, 2017, the Company estimates the potential of its tax credits for the retail activity in a ranging from R$1,300 to R$1,850. The calculation for the Cash & Carry activity is not completed.

Still in relation to the theme, as disclosed in Via Varejo’s financial statements of March 31, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,384, begin R$959 of discontinued operations and R$ 425 of continued operations is attributed to the Company due to an agreement between shareholders and the Company.

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of March 31, 2018 represent R$186, being R$75 of continued operations and R$111 of discontinued operations (R$184 as of December 31, 2017, being R$74 of continued operation and R$110 of discontinued operations).

20.3.2.   Tax

The company recognized in the 2nd quarter of 2017 the effects of the Special Program on Tax Settlements – PERT. The subjects are related to the tax assessments over purchase transactions, industrialization and exports sales of soybeans (PIS/COFINS and IRPJ), and non-validation of tax offsets which amounted to R$146, being R$89 of continued operation and R$57 of discontinued operation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.  Provision for contingencies – Continued

20.3.Tax – Continued

20.3.2.        Tax - Continued

Additionally, during the 3rd quarter Company adhered to Tax Debt Installment Payment Plan (“PEP” - Parcelamento Estadual do Estado de São Paulo), related to tax assessments of acquisition of suppliers considered not qualified by the State Finance Department registry, error in application of tax rate and accessory obligations by State tax authorities amounting to R$28, being R$6 of continued operation and R$22 of discontinued operation.

After entering in the programs above, the Company analyzed the other tax claims, together with its external legal counsel, and determined them to be as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount accrued for these matters as of March 31, 2018 is R$204 of continued operation (R$184 as of December 31, 2017, beging R$183 of continued operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$135 as of March 31, 2018 (R$142 as of December 31, 2017) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$186 (R$167 in December 31, 2017) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.        Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of March 31, 2018 is R$79 being R$75 of continued operation and R$4 of discontinued operations (R$72 of continued operation as of December 31, 2017 being R$71 of continued operation and R$1 of discontinued operations

20.3.4.        Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As of March 31, 2018, the recorded amount is R$90 (R$90 as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.4.Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2018, the Company recorded a provision of R$1,333, being R$334 for continued operations and R$989 for discontinued operations (R$1,284 as of December 31, 2017, being R$331 for continued operations and R$953 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2018, the amount accrued for these lawsuits is R$131, being R$66 for continued operations and R$65 for discontinued operations (R$125 as of December 31, 2017, being R$61 for continued operations and R$64 for discontinued operations), for which there are no escrow deposits.

•       The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On March 31, 2018 the amount of this provision is R$41, being R$32 for continued operations and R$9 for discontinued operations (R$43 on December 31, 2017, being R$34 for continued operations and R$9 for discontinued operations).

•       As of March 31, 2018, the amount accrued related to other civil matters is R$146, being R$ 38 for continued operation R$108 for discontinued operations (R$146 as of December 31, 2017, being R$ 44 for continued operation R$102 for discontinued operations).

Total civil lawsuits and others as of March 31, 2018 amount to R$318, being R$136 for continued operations and R$182 for discontinued operations (R$314 as of December 31, 2017, being R$ 139 for continued operations and R$175 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.6.    Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance from shareholders is of R$12,164, being R$10,542 for continued operations and R$1,622 for discontinued operations as of March 31, 2018 (R$11,778 as of December 31, 2017, being R$10,159 for continued operations and R$1,619 for discontinued operations), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$492, being R$460 for continued operations and R$32 for discontinued operations as of March 31, 2018 (R$474 as of December 31, 2017, being R$443 for continued operations and R$31 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$86 of income tax and social contribution (R$85 at December 31, 2017). The lawsuits await administrative and court ruling. The amount involved is R$977, being R$837 for continued operations and R$140 for discontinued operations as of March 31, 2018 (R$964 as of December 31, 2017, being R$826 for continued operations and R$138 for discontinued operations).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,311, being R$1,888 for continued operations and R$423 for discontinued operations as March 31, 2018 (R$2,124 as of December 31, 2017, being R$1,705 for continued operations and R$419 for discontinued operations). The Company recognized the effects of PERT and performed the subscription on August and September 2017. These subjects are related to the claims of CPMF, PIS/COFINS and others subjects not individually relevant, amounting to R$344.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.6.       Other non-accrued contingent liabilities – Continued

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,383, being R$6,629 for continued operations and R$754 for discontinued operations as of March 31, 2018 (R$7,246 as of December 31, 2017, being R$6,493 for continued operations and R$753 for discontinued operations), which await a final decision at the administrative and court levels. The Company adhered to the PEP - State Instalment Program of the State of São Paulo in August 2017, related to certain tax assessments about on tax credits taken on purchases from unqualified suppliers withinTax Authority of São Paulo, among other minor amounts, amounting to R$ 81, being R$ 68 of continued operation and R$ 13 of discontinued operation.

•      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$300 being R$166 for continued operations and R$134 for discontinued operations as March 31, 2018 (R$281 as of December 31, 2017, being R$150 for continued operations and R$131 for discontinued operations), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$701, being R$562 for continued operations and R$139 for discontinued operations as March 31, 2018 (R$689 as of December 31, 2017, being R$542 for continued operations and R$147 discontinued operations).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,236 on March 31, 2018 (R$1,223 on December 31, 2017).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2018 the estimated amount, in case of success in all lawsuits, is approximately R$220, being R$200 for continued operations and R$20 for discontinued operations (R$201 as of December 31, 2017, being R$182 for continued operations and R$19 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.7.    Restriced deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Tax	157	138	225	204
Labor	438	423	487	474
Civil and other	25	33	34	42
Regulatory	15	15	42	42
Total	635	609	788	762

20.8. Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2018	12.31.2017	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Tax	860	858	7,712	7,324	8,572	8,182
Labor	3	3	104	91	107	94
Civil and other	-	-	198	125	198	125
Regulatory	5	6	160	154	165	160
Total	868	867	8,174	7,694	9,042	8,561

The cost of letter of guarantees is approximately 0.77% per year of the amount of the lawsuits and is recorded as expense.

20.9. Cnova N.V. litigation

Our subsidiary Cnova NV, a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded on July 22, 2016, conducted by Cnova N.V., Cnova Brasil e its advisors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices will be sent by the plaintiffs’ lawyer with more information concerning the settlement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

21.  Leasing transactions

21.1.Operating lease

(i)   Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental through the end of the agreements, as demonstrated in the table below:

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Minimum rental payments
Minimum payments on the termination date	352	344	390	375
	352	344	390	375

(ii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the period	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Contingent payments	103	123	110	128
Non contingent payments	67	61	115	104
Sublease rentals (*)	(41)	(39)	(50)	(50)

(*) Refers to lease agreements receivable from commercial shopping malls.

21.2.Finance lease

Finance lease agreements amounted to R$173 as of March 31, 2018 (R$195 as of December 31, 2017), as shown in the table below:

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Financial lease liability –minimum rental payments:
Up to 1 year	45	46	49	51
1 - 5 years	92	110	98	117
Over 5 years	24	25	26	27
Present value of finance lease agreements	161	181	173	195

Future financing charges	172	175	182	185
Gross amount of finance lease agreements	333	356	355	380

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on Deferred revenue was presented in the annual financial statements for 2017, in note 23.

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017

Back lights	-	-	81	104
Additional or extended warranties	25	27	25	27
Barter agreement	-	-	15	14
Services rendering agreement - Allpark	13	13	13	13
Others	10	10	10	10
	48	50	144	168

Current	29	28	125	146
Noncurrent	19	22	19	22

23.  Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2017, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of March 31, 2018 is represented by 266,587 (266,579 as of December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2017) and 166,907 in thousands of preferred shares (166,899 as of December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 19, 2018, was approved capital increases amounting to R$207 (R$11 on December 31, 2017) through the issuance of 8 thousands preferred shares (487 thousands of preferred shares on December 31,2017). On March 31, 2018, the capital stock is R$ 6,822 (R$ 6,822 on December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

23.  Shareholders’ equity – Continued

23.2.Stock option plan for preferred shares

		Exercise price				Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at March 31, 2018
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(119)	(37)	181
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(71)	266
Series B3	5/30/2016	5/30/2019	11/30/2019	0.01	0.01	823	(247)	(43)	533
Series C3	5/30/2016	5/30/2019	11/30/2019	37.21	37.21	823	(131)	(43)	649
Series B4	5/31/2017	5/31/2020	11/30/2020	0.01	0.01	537	(149)	(21)	367
Series C4	5/31/2017	5/31/2020	11/30/2020	56.78	56.78	537	(4)	(21)	512
						3,394	(650)	(236)	2,508

The movimentation of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2017	2,539	29.48	1.53

Cancelled during the period	(22)	29.93
Exercised during the period	(9)	27.52
Outstanding at the end of the period	2,508	29.38	1.28
At March 31, 2018	2,508	29.38	1.28

The weighted average of the provided options fair value at March,31 2018 were R$38.97 (R$39.07 at the December 31, 2017).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the March 31, 2018 were R$4 (R$3 at the March 31, 2017).

23.3.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V.. The effect in the Parent Company was R$7 (R$(17) at the December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

24.    Net operating revenue

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Gross sales
Goods	6,760	7,026	12,307	11,489
Services rendered	88	85	98	87
Sales returns and cancellations	(95)	(137)	(105)	(146)
	6,753	6,974	12,300	11,430

Taxes on sales	(515)	(516)	(957)	(878)

Net operating revenues	6,238	6,458	11,343	10,552

25.    Expenses by nature

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
		Restated		Restated
Cost of inventories	(4,155)	(4,318)	(8,412)	(7,772)
Personnel expenses	(804)	(847)	(1,123)	(1,096)
Outsourced services	(126)	(128)	(161)	(153)
Functional expenses	(472)	(490)	(617)	(608)
Selling expenses	(218)	(228)	(290)	(287)
Other expenses	(142)	(138)	(173)	(160)
	(5,917)	(6,149)	(10,776)	(10,076)

Cost of sales	(4,478)	(4,636)	(8,796)	(8,134)
Selling expenses	(1,262)	(1,323)	(1,739)	(1,699)
General and administrative expenses	(177)	(190)	(241)	(243)
	(5,917)	(6,149)	(10,776)	(10,076)

26.    Other operating expenses, net

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017

Tax installments and other tax risks	(19)	25	(21)	38
Restructuring expenses	(16)	(14)	(16)	(14)
Losses on disposal of fixed assets	(5)	12	(6)	11
Others	-	(2)	-	(1)
Total	(40)	21	(43)	34

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

27.    Financial income (expenses), net

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Finance expenses:
Cost of debt	(89)	(163)	(98)	(174)
Cost of the discounting receivables	(25)	(27)	(35)	(40)
Monetary restatement loss	(22)	(8)	(17)	(6)
Other finance expenses	(16)	(18)	(22)	(20)
Total financial expenses	(152)	(216)	(172)	(240)

Financial income:
Income from short term instruments	4	15	5	16
Monetary restatement gain	23	33	30	39
Other financial income	6	2	5	3
Total financial income	33	50	40	58
Total	(119)	(166)	(132)	(182)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

28.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2017, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	03.31.2018			03.31.2017
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	70	38	108	50	27	77
Net income (loss) allocated to common and preferred shareholders - discontinued operations	27	15	42	28	15	43
Net income (loss) allocated to common and preferred shareholders	97	53	150	78	42	120

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued operations	0.42045	0.38223		0.30078	0.27344
Basic earnings per millions of shares (R$) - discontinued operations	0.16183	0.14712		0.16565	0.15059
Basic earnings per millions of shares (R$) - total	0.58228	0.52935		0.46643	0.42402

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued operations	70	38	108	50	27	77
Net income (loss) allocated to common and preferred shareholders - discontinued operations	27	15	42	28	15	43
Net income (loss) allocated to common and preferred shareholders	97	53	150	78	42	120

Diluted denominator
Weighted average of shares (in millions)	70	38	108	166	100	266
Stock options	27	15	42	-	-	-
Diluted weighted average of shares (millions)	97	53	150	166	100	266

Diluted earnings per millions of shares (R$) – continued operations	0.41753	0.38085		0.29988	0.27344
Diluted earnings per millions of shares (R$) – discontinued operations	0.16033	0.14574		0.16515	0.15059
Diluted earnings per millions of shares (R$) – total	0.57786	0.52659		0.46503	0.42402

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information

The information about segments was presented in the annual financial statements of 2017, in note 30 Management considers the following segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments are presented as discontinued operations at the March 31, 2018 and 2017 (as per note 31) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments as of March 31, 2018 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, unless otherwise stated)

29.      Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		Restate-ments		Restate-ments		Restate-ments		Restate-ments		Restate-ments		Restate-ments
Net operating revenues	6,286	6,514	5,057	4,038	-	-	11,343	10,552	-	-	11,343	10,552
Gross profit	1,770	1,836	777	582	-	-	2,547	2,418	-	-	2,547	2,418
Depreciation and amortization	(155)	(149)	(55)	(41)	-	-	(210)	(190)	-	-	(210)	(190)
Share of profit of subsidiaries and associates	11	14	-	-	-	-	11	14	(44)	(26)	(33)	(12)
Operating income	140	202	185	132	-	-	325	334	(44)	(26)	281	308
Net financial expenses	(121)	(164)	(11)	(18)	-	-	(132)	(182)	-	-	(132)	(182)
Profit(loss) before income tax and social contribution	20	38	173	114	-	-	193	152	(44)	(26)	149	126
Income tax and social contribution	18	(12)	(59)	(38)	-	-	(41)	(50)	-	-	(41)	(50)
Net income (loss) for continued operations	37	26	115	76	-	-	152	102	(44)	(26)	108	76
Net income (loss) for discontinued operations	(10)	(25)	-	-	128	157	118	132	-	-	118	132
Profit (loss) of year end	27	1	115	76	128	157	270	234	(44)	(26)	226	208

Current assets	5,890	7,187	2,622	3,090	22,348	22,996	30,860	33,273	(249)	(257)	30,611	33,016
Noncurrent assets	11,150	11,150	3,686	3,569	-	-	14,836	14,719	(31)	(28)	14,805	14,691
Current liabilities	5,842	7,966	2,937	3,414	17,112	17,897	25,891	29,277	(280)	(285)	25,611	28,992
Noncurrent liabilities	5,826	4,973	709	701	-	-	6,535	5,674	-	-	6,535	5,674
Shareholders' equity	5,372	5,398	2,662	2,544	5,236	5,099	13,270	13,041	-	-	13,270	13,041

(*) Food retail includes GPA Malls & Properties.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

29.    Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	03.31.2018	03.31.2017
Extra	3,805	4,065
Assaí	5,058	4,039
Pão de Açúcar	1,614	1,585
Proximidade	265	277
Other business	601	586
Total net operating revenue	11,343	10,552

30.    Non cash transactions

During the three-month period ended at March 31, 2018 and 2017 the Company had transactions that was not presented at the statement of cash flows as presented below:

•       Purchase of fixed assets not paid yet as note 14.3;

•       Purchase of intangible assets not paid yet as per note 15.3;

•       Deferred income tax as per note 19;

•       Additions of provisions for contingencies as per note 20;

•       Transactions with non-controlling interest as per note 23.7;

•       Capital increase at Sendas with property and equipment as per note 13;

•       Recognition of ICMS tax credits, according to note 11.

31.  Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2017, in note 32.

31.1.Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

During 2017, due to certain external factors out of the control of the Company, mainly related to the macro economic scenario, the process of sale of Via Varejo was not concluded within one year as initially planned. The plan to sell Via Varejo remains unchanged, and the Company revised the next steps and expects, along with its financial advisors, to close the sales process during 2018.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

31.  Non current assets held for sale and discontinued operations – Continued

31.1.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Therefore, as required by CPC 31 – “Non-current assets held for sale and discontinued operations” (IFRS 5), the net results, of Via Varejo (and its subsidiary Cnova Brasil) is included in statement of operations as a single line, after taxes, and assets and liabilities balances are disclosed as held for sale and discontinued operations.

Statement of value added on March 31, 2018 and 2017 also discloses the discontinued operations as a single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations   . Non current assets and liabilities held for sale on March 31, 2018 were R$22,111 (R$22,753 on December 31, 2017) and R$17,157 (R$17,824 on December 31, 2017), respectively. The net effects on discontinued operations were a net income of R$118 in 2017 (net proft of R$41 at March 31, 2018).Via Varejo shares are listed on B3 under ticker symbol “VVAR11” and “VVAR3”.

See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Balance sheet (*):

	03.31.2018	12.31.2017
		Restated
Assets
Current
Cash and cash equivalents	604	3,559
Trade receivables, net (i)	4,750	3,750
Inventories, net	5,376	4,379
Recoverable taxes	371	219
Other current assets	180	168
Total current assets	11,281	12,075

Noncurrent
Trade receivables, net	193	201
Recoverable taxes	2,720	2,725
Other accounts receivable, net	1,031	962
Deferred income tax and social contribution	421	415
Related parties	530	539
Investment properties	86	81
Property and equipment, net	1,743	1,711
Intangible assets, net	4,343	4,287
Total noncurrent assets	11,067	10,921
Total assets	22,348	22,996

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

31.  Non current assets held for sale and discontinued operations – Continued

31.1.       Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

	03.31.2018	12.31.2017
		Restated
Liabilities
Current
Trade payable, net	6,966	7,726
Structured payable program	498	437
Borrowings and financing (i)	3,828	3,802
Related parties	123	139
Other current liabilities (ii)	2,148	2,176
Total current liabilities	13,563	14,280

Noncurrent
Borrowings and financing (i)	367	397
Deferred income tax and social contribution	839	840
Other noncurrent liabilities (ii)	2,343	2,380
Total noncurrent liabilities	3,549	3,617
Shareholders’ equity	5,236	5,099
Total liabilities and shareholders’ equity	22,348	22,996

(*) Before intercompany eliminations with GPA in the amount R$237 of assets and R$55 of liabilities. In the total balance held for sale of the balance sheet as of March 31, 2018, R$22 refers to the reclassification of a CBD land available for sale.

(i) Includes financed sales through CDCI, whose value on March 31, 2018 is R$ 2,397 in assets (R$ 2,251 at December 31, 2017) and R$ 3,483 in liabilities (R$ 3,466 on December 31, 2017).

(ii) Includes balance of R$1,303 on March 31, 2018 (R$1,374 on December 31, 2017) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Parent Company’s effects	Note	03.31.2018	12.31.2017
Reclassification of investment for held for sale	13.1	1,868	1,808
Reclassification of goodwill for held for sale	15	179	179
Assets held for sale and discontinued operations		2,047	1,987

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2017 and 2016

(In millions of Brazilian reais, unless otherwise stated)

31.    Non current assets held for sale and discontinued operations – Continued

31.1.   Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	03.31.2018	03.31.2017

Net operating revenue	6,684	6,118
Cost of sales	(4,493)	(4,280)
Gross profit	2,191	1,838
Operating income (expenses)
Selling, general and administrative expenses	(1,790)	(1,516)
Share of profit of associates	6	6
Other operating expenses, net	(21)	(21)
	(1,805)	(1,531)
Profit from operations before net financial result	386	307

Financial expenses, net	(157)	(138)
Income (loss) before income tax and social contribution	229	169

Income tax and social contribution	(94)	(10)

Net income (loss) for the year	135	159
Attributed to:
Controlling shareholders	59	68
Non-controlling shareholders	76	91

(*) Before eliminations of amounts of related parties with GPA.

Description	03.31.2018	03.31.2017
Net operating revenue	(10)	(8)
Cost of sales	(2)	(2)
Selling costs	1	(3)
General and administrative expenses	1	-
Financial result, net	2	1
Income tax and social contribution	2	3
Total	(6)	(9)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences from prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$11 as of March 31, 2018 (R$18 as of March 31, 2017).

Cash flow	03.31.2018	03.31.2017
Cash flow provided by (used in) operating activities	(2,776)	(3,172)
Net cash provided by (used in) investing activities	(98)	(85)
Net cash provided by (used in) financing activities	(81)	(247)
Cash variation in the period	(2,955)	(3,504)

Other information deemed as relevant by the Company

Shareholding at 03.31.2018

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 03/31/2018 (In units)

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94.019.178	94,3211%	0	0,0000%	94.019.178	35,2677%
Jean-Charles Naouri	0	0,0000%	1	0,0000%	1	0,0000%
Geant International BV	0	0,0000%	9.423.742	5,6461%	9.423.742	3,5350%
Segisor	5.600.050	5,6180%	0	0,0000%	5.600.050	2,1006%
Casino Guichard Perrachon	1	0,0000%	0	0,0000%	1	0,0000%
Almacenes Éxito S.A.	1	0,0000%	0	0,0000%	1	0,0000%
King LLC	0	0,0000%	852.000	0,5105%	852.000	0,3196%
Helicco Participações Ltda.	0	0,0000%	581.600	0,3485%	581.600	0,2182%
Carmignac Gestion	0	0,0000%	13.576.698	8,1343%	13.576.698	5,0928%
Brandes Investment Partners, LP	0	0,0000%	8.510.442	5,0989%	8.510.442	3,1924%
Conselho de Administração	0	0,0000%	1	0,0000%	1	0,0000%
Conselho Fiscal	0	0,0000%	0	0,0000%	0	0,0000%
Diretoria	0	0,0000%	470.379	0,2818%	470.379	0,1764%
Em Tesouraria	0	0,0000%	232.586	0,1394%	232.586	0,0872%
Outros	60.621	0,0608%	133.259.660	79,8406%	133.320.281	50,0101%
TOTAL	99.679.851	100,00%	166.907.109	100,00%	266.586.960	100,00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER)
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO GUICHARD PERRACHON *	1	0,00%	0	0,00%	1	0,00%
SEGISOR*	217.402.606	97,23%	0	0,00%	217.402.606	97,23%
BENGAL LLC*	2.119.162	0,95%	0	0,00%	2.119.162	0,95%
OREGON LLC*	2.119.162	0,95%	0	0,00%	2.119.162	0,95%
PINCHER LLC*	1.961.612	0,88%	0	0,00%	1.961.612	0,88%
Almacenes Éxito S.A. *	1	0,00%	0	0,00%	1	0,00%
Treasury Shares	0	0,00%	0	0,00%	0	0,00%
TOTAL	223.602.544	100,00%	0	0,00%	223.602.544	100%
(*) Foreign Company

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
SEGISOR					Shareholding (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887.239.543	50,00%	0	0,00%	887.239.543	50,00%
Casino Guichard Perrachon*	887.239.543	50,00%	0	0,00%	887.239.543	50,00%
TOTAL	1.774.479.086	100%	0	0%	1.774.479.086	100%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3.000	100,00%	0	0,00%	3.000	100,00%
TOTAL	3.000	100%	0	0%	3.000	100,00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187.689.792	41,93%	0	0,00%	187.689.792	41,93%
Geant Fonciere B.V.	47.725.428	10,66%	0	0,00%	47.725.428	10,66%
Fondo de Pensiones Obligatorias Porvenir Moderado	24.195.315	5,41%	0	0,00%	24.195.315	5,41%
Other Shareholders	187.993.781	42,00%	0	0,00%	187.993.781	42,00%
TOTAL	447.604.316	100,00%	0	0,00%	447.604.316	100,00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 03/31/2018 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99.619.230	99,94%	10.857.343	6,51%	110.476.573	41,44%

Management
Board of Directors	-	0,00%	1	0,00%	1	0,00%
Board of Executive Officers	-	0,00%	470.379	0,28%	470.379	0,18%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholdersas	60.621	0,06%	155.346.800	93,07%	155.407.421	58,30%

Total	99.679.851	100,00%	166.907.109	100,00%	266.586.960	100,00%

Outstanding Shares	60.621	0,06%	155.817.180	93,36%	155.877.801	58,47%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 03/31/2017 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99.619.230	99,94%	10.857.343	6,52%	110.476.573	41,50%

Management
Board of Directors	-	0,00%	217.762	0,13%	217.762	0,08%
Board of Executive Officers	-	0,00%	244.462	0,15%	244.462	0,09%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholdersas	60.621	0,06%	154.953.636	93,06%	155.014.257	58,24%

Total	99.679.851	100,00%	166.505.789	100,00%	266.185.640	100,00%

Outstanding Shares	60.621	0,06%	155.415.860	93,34%	155.476.481	58,41%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.